
13002359



Bancorp of New Jersey, Inc.

2012
ANNUAL REPORT



Bancorp of New Jersey, Inc.


SEC MAIL PROCESSING
RECEIVED
APR 30 2013
WASH, D.C.
193
SECTION

To Our Shareholders and Friends:

We welcome the opportunity to submit this, our seventh annual report which highlights the first 79 months' results of Bancorp of New Jersey, Inc. and its wholly owned subsidiary, Bank of New Jersey.

Specifically, we are proud to report that:

- Our record-breaking initial capital of $43.6 million has grown to $58.7 million providing an extra measure of safety for our depositors;
- Year-end assets have grown to $571.3 million; an increase of $101.5 million or 21.6% of 2011 totals;
- Total deposits have surpassed 2011 totals by $99.5 million or 23.9%;
- Our loan portfolio has grown by $70.5 million or 19.3% over year-end 2011 totals;
- Our on-going stream of quarterly and annual profits has continued uninterrupted and our loan loss reserve has grown to $5.0 million in 2012;
- After-tax income for 2012 totaled $4.2 million, representing an increase of 27.2% over the 2012 total;
- Where many other institutions have gone back to sub-prime lending and increased risk taking, we have elected to maintain a conservative lending approach;
- In addition to the $0.30 per share special dividend in January, 2010, the $0.33 per share special dividend in December, 2010 and the $0.40 special dividend in December, 2011, we have begun to issue quarterly dividends of $0.06 per share, supplemented by an additional special dividend of $0.24 per share in December, 2012. Naturally, all of that is consistent with our continued desire to enhance shareholder value and continuation of our strong earnings.
- We were again identified as one of the nation's top 25 banks (three times in four years) with capital under $2 billion by Sandler O'Neill Partners, one of the industry's most prominent bank analysts;
- We expect to open our ninth branch office at 585 Chestnut Ridge Road, Woodcliff Lake, NJ during 2013 and have filed an application for our tenth office at 750 Palisade Avenue, Englewood Cliffs, NJ;
- We have one more branch planned for 2013;
- We have added a Dividend Re-investment Plan for interested shareholders and we were proud to ring the opening bell at the New York Stock Exchange on January 14, 2013;
- We're proud of our accomplishments in the face of the many challenges today and will endeavor to continue and exceed these results;

Thanks to our shareholders, customers, directors and fine staff.

A happy, healthy and profitable 2013 to all.

Albert F. Buzzetti	Michael Lesler
Chairman and CEO	President and Vice Chairman

TABLE OF CONTENTS

PAGE

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, in addition to historical information. Forward looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "project," and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may," or similar expressions. The U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, provide a safe harbor in regard to the inclusion of forward-looking statements in this document and documents incorporated by reference.

You should note that many factors, some of which are discussed elsewhere in this document and in the documents that are incorporated by reference, could affect the future financial results of Bancorp of New Jersey, Inc. and its subsidiaries and could cause those results to differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this document. These factors include, but are not limited, to the following:

- Current economic conditions affecting the financial industry;
- Changes in interest rates and shape of the yield curve;
- Credit risk associated with our lending activities;
- Risks relating to our market area, significant real estate collateral and the real estate market;
- Operating, legal and regulatory risk;
- Fiscal and monetary policy;
- Economic, political and competitive forces affecting the Company's business; and
- That management's analysis of these risks and factors could be incorrect, and/or that the strategies developed to address them could be unsuccessful.

Bancorp of New Jersey, Inc., referred to as "we" or the "Company," cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, all of which change over time, and we assume no duty to update forward-looking statements, except as may be required by applicable law or regulation, and except as required by applicable law or regulation, we do not undertake, and specifically disclaim any obligation, to publicly release any revisions to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. We caution readers not to place undue reliance on any forward-looking statements. These statements speak only as of the date made, and we advise readers that various factors, including those described above, could affect our financial performance and could cause actual results or circumstances for future periods to differ materially from those anticipated or projected.

CONSOLIDATED BALANCE SHEETS

December 31, 2012 and 2011
(Dollars in thousands, except share data)

	2012	2011
Assets		
Cash and due from banks	$ 765	$ 642
Interest bearing deposits	29,852	31,117
Federal funds sold	461	463
Total cash and cash equivalents	31,078	32,222
Interest bearing time deposits	250	250
Securities available for sale	88,480	56,645
Securities held to maturity (fair value approximates $5,482 and $4,787, at December 31, 2012 and 2011, respectively)	5,482	4,787
Restricted investment in bank stock, at cost	669	549
Loans	435,729	365,160
Deferred loan fees and costs, net	(180)	(66)
Allowance for loan losses	(5,072)	(4,474)
Net loans	430,477	360,620
Premises and equipment, net	10,224	10,203
Accrued interest receivable	1,732	1,515
Other assets	2,982	3,051
Total assets	$ 571,374	$ 469,842
Liabilities and Stockholders' Equity		
Deposits:		
Noninterest-bearing demand deposits	$ 65,910	$ 49,585
Interest-bearing deposits		
Savings, money market and time deposits	196,369	131,374
Time deposits of $100 or more	253,456	235,204
Total deposits	515,735	416,163
Accrued expenses and other liabilities	1,919	1,773
Total liabilities	517,654	417,936
Commitments and Contingencies	-	-
Stockholders' equity:		
Common stock, no par value, authorized 20,000,000 shares; issued and outstanding 5,206,932 at December 31, 2012 and December 31, 2011	49,689	49,546
Retained Earnings	3,747	2,046
Accumulated other comprehensive income	284	314
Total stockholders' equity	53,720	51,906
Total liabilities and stockholders' equity	$ 571,374	$ 469,842

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2012 and 2011
(Dollars in thousands, except per share data)

	2012	2011
Interest income:		
Loans, including fees	$ 21,566	$ 18,903
Securities	1,782	909
Interest-earning deposits in banks	66	43
Federal funds sold	8	6
Total interest income	23,422	19,861
Interest expense:		
Savings and money markets	521	229
Time deposits	5,554	4,513
Short term	-	3
Total interest expense	6,075	4,745
Net interest income	17,347	15,116
Provision for loan losses	1,198	1,183
Net interest income after provision for loan losses	16,149	13,933
Non interest income		
Fees and service charges on deposit accounts	170	193
Fees earned from mortgage referrals	2	14
Loss on sale of other real estate owned	-	(203)
Gains on sale of securities	243	-
Total non interest income	415	4
Non interest expense		
Salaries and employee benefits	4,971	4,356
Occupancy and equipment expense	2,029	1,577
FDIC and state assessments	327	458
Legal fees	242	170
Professional fees	313	407
Data processing	695	566
Other operating expenses	1,040	857
Total non interest expenses	9,617	8,391
Income before income taxes	6,947	5,546
Income tax expense	2,747	2,224
Net income	$ 4,200	$ 3,322
Earnings per share:		
Basic	$ 0.81	$ 0.64
Diluted	$ 0.81	$ 0.64

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENISVE INCOME

Years ended December 31, 2012 and 2011

(Dollars in Thousands)

	2012	**2011**
Net income	$4,200	$3,322
Other comprehensive income		
Gross unrealized holding (losses) gains on securities available for sale, net of deferred income tax expense (benefit) of $109 and $(224), respectively	(187)	373
Reclassification adjustment for gain on sale of securities, net of tax expense benefit of $(86) and $0, respectively	157	-
Other comprehensive (loss) income	(30)	373
Comprehensive income	$4,170	$3,695

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2012 and 2011

(Dollars in Thousands)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
Balance at January 1, 2011	49,390	807	(59)	50,138
Recognition of stock option expense	156			156
Dividends on common stock ($0.40 per share)		(2,083)		(2,083)
Net income		3,322		3,322
Total other comprehensive income			373	373
Balance at December 31, 2011	49,546	2,046	314	51,906
Recognition of stock option expense	143			143
Dividends on common stock ($0.48 per share)		(2,499)		(2,499)
Net income		4,200		4,200
Total other comprehensive loss			(30)	(30)
Balance at December 31, 2012	$ 49,689	$ 3,747	$ 284	$ 53,720

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2012 and 2011
(In Thousands)

	2012	2011
Cash flows from operating activities:		
Net income	$ 4,200	$ 3,322
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
Provision for loan losses	1,198	1,183
Deferred tax benefit	(99)	(433)
Depreciation and amortization	490	430
Recognition of stock option expense	143	156
Loss on sale of other real estate owned	-	203
Gain on sale of securities	(243)	-
Changes in operating assets and liabilities:		
Increase in accrued interest receivable	(217)	(230)
Decrease in other assets	191	564
Decrease in other liabilities	146	327
Net cash provided by operating activities	5,809	5,522
Cash flows from investing activities:		
Purchases of securities available for sale	(100,676)	(56,141)
Purchases of securities held to maturity	(5,781)	(4,787)
Proceeds from maturities of securities held to maturity	5,086	3,728
Proceeds from called or matured securities available for sale	51,294	28,016
Purchase of interest bearing time deposits	-	(250)
Proceeds from sales of securities available for sale	17,737	-
Purchase of restricted investment in bank stock	(120)	(58)
Net increase in loans	(71,055)	(63,449)
Proceeds from sale of other real estate owned	-	1,484
Purchases of premises and equipment	(511)	(706)
Net cash used in investing activities	(104,026)	(92,163)
Cash flows from financing activities:		
Net increase in deposits	99,572	97,742
Increase in short term borrowings	19,000	19,000
Repayment of short term borrowing	(19,000)	(19,000)
Dividends Paid	(2,499)	(2,083)
Net cash provided by financing activities	97,073	95,659
(Decrease) increase in cash and cash equivalents	(1,144)	9,018
Cash and cash equivalents at beginning of year	32,222	23,204
Cash and cash equivalents at end of year	**$ 31,078**	**$ 32,222**
Supplemental information:		
Cash paid during the year for:		
Interest	$ 6,005	$ 4,575
Taxes	$ 2,747	$ 2,650

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation
The accompanying consolidated financial statements include the accounts of Bancorp of New Jersey, Inc. (the "Company"), and its direct wholly-owned subsidiary, Bank of New Jersey (the "Bank") and the Bank's wholly-owned subsidiary, BONJ-New York Corp. All significant inter-company accounts and transactions have been eliminated in consolidation.

The Company was incorporated under the laws of the State of New Jersey to serve as a holding company for the Bank and to acquire all the capital stock of the Bank.

The Company's class of common stock has no par value and the Bank's class of common stock had a par value of $10 per share. As a result of the holding company reorganization, amounts previously recognized as additional paid in capital on the Bank's financial statements were reclassified into common stock in the Company's consolidated financial statements.

Certain amounts in the prior period's financial statements have been reclassified to conform to the December 31, 2012 presentation. These reclassifications did not have an impact on income.

Nature of Operations
The Company's primary business is ownership and supervision of the Bank. The Bank commenced operations as of May 10, 2006. The Company, through the Bank, conducts a traditional commercial banking business, accepting deposits from the general public, including individuals, businesses, non-profit organizations, and governmental units. The Bank makes commercial loans, consumer loans, and both residential and commercial real estate loans. In addition, the Bank provides other customer services and makes investments in securities, as permitted by law.

Since opening in May, 2006, the Bank has established seven branch offices in addition to its main office. The Bank expects to continue to seek additional strategically located branch locations within Bergen County. Particular emphasis will be placed on presenting an alternative banking culture in communities which are dominated by non-local competitors and where no community banking approach exists or in locations which the Company perceives to be economically emerging.

During the second quarter of 2009, the Bank formed BONJ-New York Corporation. The New York subsidiary is engaged in the business of acquiring, managing and administering portions of Bank of New Jersey's investment and loan portofolios.

Use of Estimates
Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of the deferred tax asset, the determination of other-than-temporary impairment on securities, and the potential impairment of restricted stock. While management uses available information to recognize estimated losses on loans, future additions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. These agencies may require the Bank to recognize additions to the allowance based on their judgements of information available to them at the time of their examination.

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period indicated. Actual results could differ significantly from those estimates.

Subsequent Events
The Company has evaluated subsequent events in preparing the December 31, 2012 Consolidated Financial Statements. Management believes there were no events that occurred after December 31, 2012, but before the financial statements were available to be issued that would require disclosure.

Significant Group of Concentration of Credit Risk
Bancorp of New Jersey, Inc.'s activities are, primarily, with customers located within Bergen County, New Jersey. The Company does not have any significant concentration to any one industry

or customers within its primary service area. Note 3 describes the types of lending in which the Company engages.

Although the Company actively manages the diversification of the loan portfolio, a substantial portion of the debtors' ability to honor their contracts is dependent on the strength of the local economy.

Cash and Cash Equivalents
Cash and cash equivalents include cash and due from banks, interest-bearing deposits in banks, and federal funds sold, which are generally sold for one-day periods.

Interest-bearing deposits in banks
Interest-bearing deposits in banks are carried at cost.

Regulators
The Bank is subject to federal and New Jersey statutes aplicable to banks chartered under the New Jersey banking laws. The Bank's deposits are insured by the Federal Deposit Insurance Corporation (FDIC). Accordingly, the Bank is subject to regulation, supervision, and examination by the New Jersey State Department of Banking and Insurance and the FDIC. The Company is subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System.

Securities
Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Investments in debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities, nor as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains and losses, net of deferred income taxes, reported in the accumulated other comprehensive income component of stockholders' equity. The Bank held no trading securities at December 31, 2012 and 2011. Discounts and premiums are accreted/amortized to income by use of the level-yield method. Gain or loss on sales of securities available for sale is based on the specific identification method.

The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by obtaining market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted prices. For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquiditiy and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management's best estimate is used. Management's best estimate consists of both internal and external support on certain Level 3 investments. Internal cash flow models using a present value formula that includes assumptions market participants would use along with indicative exit pricing obtained from broker/dealers (where available) were used to support fair values of certain Level 3 investments.

The Bank adopted guidance for other-than-temporary impairments of debt securities and expanded the financial statement discloures for other-than-temporary impairment losses on debt and equity securities. The recent guidance replaced the "intent and ability" indication in current guidance by specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and, (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss.

When an entity does not intend to sell the security, and it is more likely than not, the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

Premises and Equipment

Premises and equipment are stated at historical cost, less accumulated depreciation and amortization. Depreciation of fixed assets is accumulated on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of the related lease. The estimated lives of our premises and equipment range from 3 years for certain computer related equipment to 30 years for building costs associated with newly constructed buildings. Maintenance and repairs are charged to expense in the year incurred.

Loans and Allowance for Loan Losses

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective yield method.

The loans receivable portfolio is segmented into commercial and consumer loans. Commercial loans consist of the following classes: commercial and industrial ("commercial"), commercial real estate, and commercial construction. Consumer loans consist of the following classes: residential mortgage loans, home equity loans and other consumer loans.

For all classes of loans receivable, the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans, including impaired loans, generally is either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt. The past due status of all classes of loans receivable is determined based on contractual due dates for loan payments.

The allowance for credit losses consists of the allowance for loan losses and the reserve for unfunded lending commitments. The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The reserve for unfunded lending commitments represents management's estimate of losses inherent in its unfunded loan commitments and is recorded in other liabilities on the consolidated balance sheet. The allowance for credit losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Non-residential consumer loans are generally charged off no later than 180 days past due on a contractual basis, earlier in the event of bankruptcy, or if there is an amount deemed uncollectible. Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

The allowance for credit losses is maintained at a level considered adequate to provide for losses that are probable and reasonable to estimate. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Company's past loan loss experience, known and inherent risks in the loan portfolio and unfunded commitments, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers pools of loans by loan class including commercial loans not considered impaired, as well as smaller balance homogeneous loans, such as residential real estate, home equity and other consumer loans. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. These qualitative risk factors include:

1. Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.
2. National, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.
3. Nature and volume of the portfolio and terms of loans.
4. Experience, ability, and depth of lending management and staff.
5. Volume and severity of past due, classified and nonaccrual loans as well as and other loan modifications.
6. Quality of the Company's loan review system, and the degree of oversight by the Company's board of directors.
7. Existence and effect of any concentrations of credit and changes in the level of such concentrations.
8. Effect of external factors, such as competition and legal and regulatory requirements.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.

An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans, commercial real estate loans and commercial construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

An allowance for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. The estimated fair values of substantially all of the Company's impaired loans are measured based on the estimated fair value of the loan's collateral.

For commercial loans secured by real estate, estimated fair values are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

For commercial loans secured by non-real estate collateral, such as accounts receivable, inventory and equipment, estimated fair values are determined based on the borrower's financial statements, inventory reports, accounts receivable aging or equipment appraisals or invoices. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual residential mortgage loans, home equity loans and other consumer loans for impairment disclosures, unless such loans are the subject of a troubled debt restructuring agreement.

Loans whose terms are modified are classified as troubled debt restructurings if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a temporary reduction in interest rate or an extension of a loan's stated maturity date. Nonaccrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification.

The Company's methodology for the determination of the allowance for loan losses includes further segregation of loan classes into risk rating categories. The borrower's overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for commercial loans or when credit deficiencies arise, such as delinquent loan payments, for commercial and consumer loans. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans criticized special mentions have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass.

In addition to the Company's methodology, Federal regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management's comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses was adequate.

Other Real Estate Owned

Other real estate owned consists of real estate acquired by foreclosure and is initially recorded at fair value, less estimated selling costs. Subsequent to foreclosure, revenues are included in Non-interest income and expenses from operations and lower of cost or market changes in the valuation are included in non-interest expenses.

Stock-Based Compensation

ASC Topic 718 *Compensation-Stock Compensation* addresses the accounting for share-based payment transactions in which an enterprise receives employee service in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. Guidance requires an entity to recognize the grant-date fair value of stock options and other equity-based compensation issued to employees within the income statement using a fair-value-based method, eliminating the intrinsic value method of accounting previously permissible. The Company accounts for stock options under the recognition and measurement principles of ASC Topic 718.

The Company recorded compensation expense of $143,000 and $156,000 during 2012 and 2011, respectively. At December 31, 2012, the Company had no unrecognized compensation expense related to unvested options.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As required by ASC Topic 790, *Income Taxes*, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. Corporate tax returns for the years 2008 through 2011 remain open to examination by taxing authorities. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. The Bank applied ASC Topic 790 to all tax positions for which the statute of limitations remained open. There was no material effect on the Company's consolidated financial position or results of operations and no adjustment to retained earnings.

The Company recognizes interest and penalties on income taxes as a component of income tax.

Earnings Per Share

Basic earnings per share excludes dilution and represents the effect of earnings upon the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the effect of earnings upon weighted average shares including the potential dilution that could occur if securities or contracts to issue common stock were converted or exercised, utilizing the treasury stock method.

Comprehensive Income

Comprehensive income consists of net income or loss for the current period and income, expenses, or gains and losses not included in the income statement and which are reported directly as a separate component of equity. The Company includes the required disclosures in the statements of comprehensive income.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses totaled $119 thousand and $93 thousand for 2012 and 2011, respectively.

Transfer of Financial Assets

Transfers of financial assets, including loan and loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity, or the ability to unilaterally cause the holder to return specific assets. At December 31, 2012 and 2011, the Bank did not have any OREO.

Restricted Investment in Bank Stock

Restricted stock, is comprised of stock in the Federal Home Loan Bank of New York and Atlantic Central Bankers' Bank. Federal law requires a member institution of the Federal Home Loan Bank to hold stock according to a predetermined formula. All restricted stock is recorded at cost as of December 31, 2012 and 2011.

Restricted investment in bank stocks which represent required investments in the common stock of correspondent banks, is carried at cost and consists of the common stock of the Federal Home Loan Bank (FHLB) of $569 thousand and $449 thousand and Atlantic Central Bankers Bank (ACBB) of $100 thousand and $100 thousand, as of December 31, 2012 and 2011, respectively.

Management believes no impairment charge is necessary related to the FHLB or ACBB restricted stock as of December 31, 2012.

Restrictions on Cash and Amounts Due From Banks

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank of New York. At December 31, 2012 and 2011, these reserve balances amounted to $1.7 million and $1.2 million, respectively, and are reflected in interest bearing deposits in banks.

NOTE 2. Securities

A summary of securities held to maturity and securities available for sale at December 31, 2012 and December 31, 2011 is as follows (in thousands):

December 31, 2012	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Held to Maturity:				
Obligations of states and political subdivisions	$ 5,482	$ -	$ -	$ 5,482
Securities Available for Sale:				
U.S. Treasury obligations	17,985	285	(93)	18,177
Government Sponsored Enterprise obligations	70,051	488	(236)	70,303
Total securities available for sale	88,036	773	(329)	88,480
Total securities	$ 93,518	$ 773	$ (329)	$ 93,962

December 31, 2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Held to Maturity:				
Obligations of states and political subdivisions	$ 4,787	$ -	$ -	$ 4,787
Securities Available for Sale:				
U.S. Treasury obligations	11,079	245	-	11,324
Government Sponsored Enterprise obligations	45,069	267	(15)	45,321
Total securities available for sale	56,148	512	(15)	56,645
Total securities	$ 60,935	$ 512	$ (15)	$ 61,432

Securities with an amortized cost of $13.1 million and a fair value of $13.6 million were pledged to secure public funds on deposit at December 31, 2012. Securities with an amortized cost of $8.0 million and a fair value of $8.3 million, were pledged to secure public funds on deposit at December 31, 2011.

During 2012, the Company sold five securities from its available for sale portfolio. It recognized gains of approximately $252 thousand from two of the securities sold and a loss of approximately $9 thousand from the sale of three of the securities, resulting in net gains of approximately $243 thousand from the transactions. The Company did not sell any securities from its held to maturity portfolio in 2012. During 2011, the Company did not sell any securities from its available for sale or held to maturity portfolios.

Government Sponsored Enterprise obligations. Unrealized losses at December 31, 2012 consisted of losses on twelve investments in government sponsored enterprise obligations, and two investments in U. S. Treasury securities, which were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost basis of the investments. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2012. All of the investments with unrealized losses at December 31, 2012 were in a loss position for less than twelve months.

The unrealized losses, categorized by the length of time of continuous loss position, and the fair value of related securities available for sale are as follows (in thousands):

December 31, 2012	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury obligation	$ 6,749	$ 93	$ -	$ -	$ 6,749	$ 93
Government Sponsored Enterprise obligations	32,765	236	-	-	32,765	236
Total securities available for sale	$ 39,514	$ 329	$ -	$ -	$ 39,514	$ 329

December 31, 2011	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government Sponsored Enterprise obligations	$ 4,985	$ 15	$ -	$ -	$ 4,985	$ 15
Total securities available for sale	$ 4,985	$ 15	$ -	$ -	$ 4,985	$ 15

At December 31, 2012, and 2011, the Company held no securities held to maturity with unrealized losses.

The following table sets forth as of December 31, 2012, the maturity distribution of the Company's held to maturity and available for sale portfolios (in thousands):

	December 31, 2012			
	Securities Held to Maturity		Securities Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
1 year or less	$ 5,482	$ 5,482	$ 2,001	$ 2,020
After 1 year to 5 years	-	-	11,012	11,291
After 5 years to 10 years	-	-	59,023	59,212
After 10 years	-	-	16,000	15,957
	$ 5,482	$ 5,482	$ 88,036	$ 88,480

NOTE 3. Loans and Allowance for Loan Losses

Loans at December 31, 2012 and 2011, respectively, are summarized as follows (in thousands):

	December 31, 2012		December 31, 2011	
Commercial real estate	$	246,545	$	186,187
Residential mortgages		54,332		52,595
Commercial		64,900		57,464
Home equity		68,737		67,895
Consumer		1,215		1,019
	$	435,729	$	365,160

The Bank grants commercial, mortgage, home equity, and installment loans primarily to New Jersey residents and businesses within its local market area. Its borrowers' abilities to repay their obligations are dependent upon various factors, including the borrowers' income and net worth, cash flows generated by the underlying collateral, value of the underlying collateral and priority of the Bank's lien on the property. Such factors are dependent upon various economic conditions and individual circumstances beyond the Bank's control; the Bank is therefore subject to risk of loss. The Bank believes its lending policies and procedures adequately manage the exposure to such risks and that the allowance for loan losses is maintained at a level which is adequate to provide for losses known and inherent in our loan portfolio that are both probable and reasonable to estimate.

The following table presents the activity in the allowance for loan losses and recorded investments in loans for the year ended December 31, 2012 (in thousands):

	Commercial Real Estate	Residential Mortgages	Commercial	Home Equity	Consumer	Unallocated	Total
Allowance for loan losses:							
Beginning Balance	$ 2,408	$ 470	$ 827	$ 368	$ 21	$ 380	$ 4,474
Charge-offs	-	(168)	(340)	(101)	-	-	(609)
Recoveries	6	-	3	-	-	-	9
Provisions	736	20	543	116	3	(220)	1,198
Ending balance	$ 3,150	$ 322	$ 1,033	$ 383	$ 24	$ 160	$ 5,072
Ending balance: individually evaluated for impairment	$ 258	$ 7	$ 50	$ 12	$ -	$ -	$ 327
Ending balance: collectively evaluated for impairment	$ 2,892	$ 315	$ 983	$ 371	$ 24	$ 160	$ 4,745
Loan receivables:							
Ending balance	$ 246,545	$ 54,332	$ 64,900	$ 68,737	$ 1,215	$ -	$ 435,729
Ending balance: individually evaluated for impairment	$ 4,863	$ 2,509	$ 325	$ 1,408	$ -	$ -	$ 9,105
Ending balance: collectively evaluated for impairment	$ 241,682	$ 51,823	$ 64,575	$ 67,329	$ 1,215	$ -	$ 426,624

The following table presents the balance in the allowance for loan losses and recorded investments in loans for the year ended December 31, 2011 (in thousands):

	Commercial Real Estate	Residential Mortgages	Commercial	Home Equity	Consumer	Unallocated	Total
Allowance for loan losses:							
Beginning Balance	$ 1,962	$ 366	$ 627	$ 358	$ 22	$ 414	$ 3,749
Charge-offs	(394)	(43)	-	(25)	-	-	(462)
Recoveries	2	-	-	-	2	-	4
Provisions	838	147	200	35	(3)	(34)	1,183
Ending balance	$ 2,408	$ 470	$ 827	$ 368	$ 21	$ 380	$ 4,474
Ending balance: individually evaluated for impairment	$ 160	$ 117	$ 50	$ -	$ -	$ -	$ 327
Ending balance: collectively evaluated for impairment	$ 2,248	$ 353	$ 777	$ 368	$ 21	$ 380	$ 4,147
Loan receivables:							
Ending balance	$ 186,187	$ 52,595	$ 57,464	$ 67,895	$ 1,019	$ -	$ 365,160
Ending balance: individually evaluated for impairment	$ 2,130	$ 2,487	$ 325	$ 1,253	$ -	$ -	$ 6,195
Ending balance: collectively evaluated for impairment	$ 184,057	$ 50,108	$ 57,139	$ 66,642	$ 1,019	$ -	$ 358,965

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the past due status as of December 31, 2012 and 2011 (in thousands):

December 31, 2012	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivables
Commercial real estate	$ -	$ -	$ 1,704	$ 1,704	$ 244,841	$ 246,545
Residential mortgages	-	184	2,509	2,693	51,639	54,332
Commercial	119	-	325	444	64,456	64,900
Home equity	-	-	1,408	1,408	67,329	68,737
Consumer	10	-	-	10	1,205	1,215
Total	$ 129	$ 184	$ 5,946	$ 6,259	$ 429,470	$ 435,729

December 31, 2011	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivables
Commercial real estate	$ -	$ -	$ 1,733	$ 1,733	$ 184,454	$ 186,187
Residential mortgages	-	-	2,487	2,487	50,108	52,595
Commercial	-	-	325	325	57,139	57,464
Home equity	180	-	1,253	1,433	66,462	67,895
Consumer	27	-	-	27	992	1,019
Total	$ 207	$ -	$ 5,798	$ 6,005	$ 359,155	$ 365,160

The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Bank's internal risk rating system as of December 31, 2012 and 2011 (in thousands):

December 31, 2012	Commercial Real Estate	Residential Mortgages	Commercial	Home Equity	Consumer	Total
Pass	$ 241,682	$ 51,823	$ 63,075	$ 67,329	$ 1,215	$ 425,124
Special Mention	-	-	1,500	-	-	1,500
Substandard	4,863	2,509	325	1,408	-	9,105
Doubtful	-	-	-	-	-	-
Total	$ 246,545	$ 54,332	$ 64,900	$ 68,737	$ 1,215	$ 435,729

December 31, 2011	Commercial Real Estate	Residential Mortgages	Commercial	Home Equity	Consumer	Total
Pass	$ 180,897	$ 50,108	$ 57,139	$ 66,642	$ 1,019	$ 355,805
Special Mention	3,160	-	-	-	-	3,160
Substandard	2,130	2,487	325	1,253	-	6,195
Doubtful	-	-	-	-	-	-
Total	$ 186,187	$ 52,595	$ 57,464	$ 67,895	$ 1,019	$ 365,160

As of December 31, 2012 the Bank had fourteen nonaccrual loans totaling approximately $5.9 million, of which six loans totaling approximately $2.2 million had specific reserves of $327 thousand and eight loans totaling approximately $3.8 million had no specific reserve. If interest had been accrued on these non-accrual loans, the interest income would have been approximately $354 thousand and $310 thousand, respectively, for the years ended December 31, 2012 and 2011, respectively. Within its nonaccrual loans at December 31, 2012, the Bank had three residential mortgage loans, one commercial real estate mortgage loan, one home equity loan and one commercial loan that met the definition of a troubled debt restructuring ("TDR") loan. TDRs are loans where the contractual terms of the loan have been modified for a borrower experiencing financial difficulties. These modifications could include a reduction in the interest rate of the loan, payment extensions, forgiveness of principal or other actions to maximize collection. At December 31, 2012, two of these residential TDR loans had a cumulative balance of $629 thousand, had a specific reserve connected with them for $7 thousand and were not performing in accordance with their modified terms. The third residential loan classified as a TDR had an outstanding balance of $1.7 million, had no specific reserve and is not performing in accordance with its modified terms. The commercial real estate mortgage loan classified as a TDR had an outstanding balance of $747 thousand, had no specific reserve and is not performing in accordance with its modified terms. The home equity loan and the commercial loan, each classified as a TDR, had outstanding balances of $730 thousand and $275 thousand, respectively, had no specific reserves and are not performing in accordance with their modified terms. As of December 31, 2011 the Bank had eleven non-accrual loans totaling approximately $6.2 million, of which five loans totaling approximately $1.8 million had specific reserves of $327 thousand and six loans totaling approximately $4.4 million had no specific reserve. If interest had been accrued on these non-accrual loans, the interest income would have been approximately $310 thousand for the year ended December 31, 2011. Within its nonaccrual loans at December 31, 2011, the Bank had three mortgage loans, two residential and one commercial mortgage that met the definition of a troubled debt restructuring ("TDR") loan. TDRs are loans where the contractual terms of the loan have been modified for a borrower experiencing financial difficulties. At December 31, 2011, one of these residential TDR loans had an outstanding balance of $490 thousand, had a specific reserve connected with it for $12 thousand and was not performing in accordance with its modified terms. The second residential loan classified as a TDR had an outstanding balance of $310 thousand, had a specific reserve of $105 thousand connected to it and is performing in accordance with its modified terms. The commercial mortgage had an outstanding balance of $398 thousand, had no specific reserve connected with it and is also performing in accordance with its modified terms.

The following tables provide information about the Bank's nonaccrual loans at December 31, 2012 and 2011 (in thousands):

December 31, 2012	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Nonaccrual loans with specific reserves:					
Commercial real estate	$ 957	$ 957	$ 258	$ 957	$ -
Residential mortgage	629	840	7	764	9
Commercial	50	50	50	50	-
Home equity	523	523	12	523	-
Total nonaccrual loans with specific reserves	2,159	2,370	327	2,294	9
Nonaccrual loans with no specific reserves:					
Commercial real estate	747	747	-	961	22
Residential mortgages	1,880	1,880	-	1,722	-
Commercial	275	275	-	275	-
Home equity	885	986	-	869	-
Total nonaccrual loans with no specific reserves	3,787	3,888	-	3,827	22
Total nonaccrual loans	$ 5,946	$ 6,258	$ 327	$ 6,121	$ 31

December 31, 2011	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Nonaccrual loans with specific reserves:					
Commercial real estate	$ 957	$ 957	$ 160	$ 1,264	$ 9
Residential mortgage	800	843	117	515	23
Commercial	50	50	50	10	2
Total nonaccrual loans with specific reserves	1,807	1,850	327	1,789	34
Nonaccrual loans with no specific reserves:					
Commercial real estate	1,173	1,173	-	1,016	32
Residential mortgages	1,687	1,687	-	1,163	24
Commercial	275	275	-	115	13
Home equity	1,253	1,253	-	752	13
Total nonaccrual loans with no specific reserves	4,388	4,388	-	3,046	82
Total nonaccrual loans	$ 6,195	$ 6,238	$ 327	$ 4,835	$ 116

As of December 31, 2012, the Bank had sixteen impaired loans totaling approximately $9.5 million, of which fourteen loans totaling approximately $5.9 million were nonaccruing. The additional loans classified as impaired are a residential mortgage and a commercial real estate mortgage that each meet the definition of a TDR. At December 31, 2012, these loans had a cumulative outstanding balance of $3.6 million, had no specific reserves connected with them and are performing in accordance with their modified terms.

The following tables provide information about the Bank's impaired loans at December 31, 2012 and 2011 (in thousands):

December 31, 2012	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans with specific reserves:					
Commercial real estate	$ 957	$ 957	$ 258	$ 958	$ -
Residential mortgage	629	840	7	764	9
Commercial	50	50	50	50	-
Home equity	523	523	12	523	-
Total impaired loans with specific reserves	2,159	2,370	327	2,295	9
Impaired loans with no specific reserves:					
Commercial real estate	4,304	4,304	-	1,792	201
Residential mortgage	1,880	1,880	-	1,722	18
Commercial	275	275	-	275	-
Home equity	885	986	-	869	3
Total impaired loans with no specific reserves	7,344	7,445	-	4,658	222
Total impaired loans	$ 9,503	$ 9,815	$ 327	$ 6,953	$ 231

December 31, 2011	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans with specific reserves:					
Commercial real estate	$ 957	$ 957	$ 160	$ 896	$ 9
Residential mortgage	800	843	117	497	23
Commercial	50	50	50	50	2
Total impaired loans with specific reserves	1,807	1,850	327	1,443	34
Impaired loans with no specific reserves:					
Commercial real estate	1,174	1,174	-	1,177	32
Residential mortgage	1,941	1,941	-	1,838	24
Commercial	275	275	-	275	13
Home equity	1,253	1,253	-	1,253	13
Total impaired loans with no specific reserves	4,643	4,643	-	4,543	82
Total impaired loans	$ 6,450	$ 6,493	$ 327	$ 5,986	$ 116

The Company's policy for interest income recognition on impaired loans is to recognize income on current and performing restructured loans under the accrual method. The Company recognizes income on impaired loans under the accrual basis when the principal payments on the loans become current and the collateral on the loan is sufficient to cover the outstanding obligation to the Company. If these factors do not exist, the Company does not recognize income. There was $231 thousand of income recognized in 2012 on loans that were impaired. There was $116 thousand of income recognized in 2011 on loans that were impaired. Interest income that would have been recorded had the loans been on accrual status amounted to approximately $354 thousand and approximately $310 thousand for the years ended December, 31 2012 and 2011, respectively.

At December 31, 2012, the Bank had a total of eight loans, two accruing and six nonaccruing, which meet the definition of a TDR and as such were also classified as impaired. At December 31, 2011 the Bank had four loans, one accruing and three non-accruing, which met the definition of a TDR.

The following table presents TDR loans as of December 31, 2012 and 2011 (in thousands):

December 31, 2012	Accrual Status	Nonaccrual Status	Total Modifications
Residential mortgages	$ -	$ 2,285	$ 2,285
Commercial real estate	3,557	746	4,303
Commercial	-	275	275
Home equity	-	730	730
	$ 3,557	$ 4,036	$ 7,593

December 31, 2011	Accrual Status	Nonaccrual Status	Total Modifications
Residential mortgages	$ 255	$ 800	$ 1,055
Commercial real estate	-	398	398
	$ 255	$ 1,198	$ 1,453

The following table summarizes information in regards to troubled debt restructurings that occurred during the years ended December 31, 2012 and 2011, respectively, (in thousands):

December 31, 2012 Troubled Debt Restructurings	Number of Contracts	Pre-Modification Outstanding Recorded Investments	Post-Modification Outstanding Recorded Investments
Residential mortgages	1	$ 1,656	$ 1,656
Commercial real estate	2	3,906	3,906
Commercial loan	1	275	275
Home equity	1	730	730
	5	$ 6,567	$ 6,567

December 31, 2011 Troubled Debt Restructurings	Number of Contracts	Pre-Modification Outstanding Recorded Investments	Post-Modification Outstanding Recorded Investments
Commercial real estate	1	$ 398	$ 398
Residential mortgages	1	244	255
	2	$ 642	$ 653

As indicated in the table above, the Bank modified two commercial real estate mortgages, one home equity loan, one commercial loan and one residential mortgage during the year ended December 31, 2012. As a result of the modified terms of the new loans, the effective interest rate of the new terms of the modified loans were reduced when compared to the interest rate of the original terms of the modified loans. The Bank did not record an impairment due to the fair value of the underlying collateral of each loan being greater than the amount of the modified loan. One of the commercial real estate borrowers has remained current since the modification, while one borrower with three loans, a commercial real estate mortgage, a home equity loan and a commercial loan, has not remained current to the modified terms of the agreements. The residential mortgage borrower has not remained current to the modified terms of the agreement.

During the the year ended December 31, 2012, the Bank had three residential mortgages meeting the definition of a TDR which had payment defaults. These loans had an accumulated unpaid principal balance of $2.5 million at December 31, 2012, and incurred charge-offs totaling $168 thousand during the fourth quarter of 2012, reducing the net balance of the loans to $2.3 million. Two of these loans also had a total of $7 thousand of specific reserves.

At December 31, 2012, the Bank had two commercial real estate mortgages that meet the definition of a TDR and which were performing to their modified terms.

The following table displays troubled debt restructurings as of December 31, 2012 and 2011, respectively, which were performing according to agreement (in thousands):

December 31, 2012	Rate Modification	Term Modification	Interest Only Modification	Payment Modification	Combination Modification	Total Modifications
Pre-modification outstanding recorded investment:						
Commercial real estate	-	-	-	-	3,557	3,557
	$ -	$ -	$ -	$ -	$ 3,557	$ 3,557

December 31, 2011	Rate Modification	Term Modification	Interest Only Modification	Payment Modification	Combination Modification	Total Modifications
Pre-modification outstanding recorded investment:						
Residential mortgage	$ -	$ -	$ -	$ -	$ 564	$ 564
Commercial real estate	-	-	-	-	398	398
	$ -	$ -	$ -	$ -	$ 962	$ 962

NOTE 4. Premises and Equipment

At December 31, premises and equipment consists of the following (in thousands):

	2012	2011
Land	$ 4,828	$ 4,828
Building	5,791	5,559
Furniture and fixtures	637	589
Equipment	1,336	1,105
	12,592	12,081
Less accumulated depreciation and amortization	2,368	1,878
Total premises and equipment, net	$ 10,224	$ 10,203

Depreciation expense amounted to $490 thousand and $430 thousand for the years ended December 31, 2012 and 2011, respectively.

NOTE 5. Deposits

At December 31, 2012 and 2011, respectively, a summary of the maturity of time deposits (which includes certificates of deposit and individual retirement account (IRA) certificates) is as follows (in thousands):

	2012	2011
3 months or less	$ 50,113	$ 57,911
Over 3 months through 12 months	122,260	109,761
Over 1 year through 2 years	35,811	39,904
Over 2 years through 3 years	21,503	7,394
Over 3 years through 4 years	51,947	12,558
Over 4 years through 5 years	20,845	53,594
	$ 302,479	$ 281,122

NOTE 6. Short Term Borrowings

At December 31, 2012 and 2011, the Bank had no borrowed funds outstanding. We have a $12 million overnight line of credit facility available with First Tennessee Bank and a $10 million overnight line of credit with Atlantic Central Bankers Bank for the purchase of federal funds in the event that temporary liquidity needs arise. Additionally, we are a member of the Federal Home Loan Bank of New York (FHLBNY) . The FHLBNY relationship could provide additional sources of liquidity, if required.

NOTE 7. Income Taxes

Income tax expense from operations for the years ended December 31 is as follows (in thousands):

	2012	2011
Current tax expense:		
Federal	$ 2,229	$ 2,076
State	617	581
Deferred income tax benefit:		
Federal	(42)	(340)
State	(57)	(93)
Income tax expense	$ 2,747	$ 2,224

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31 are as follows (in thousands):

	2012	2011
Deferred tax assets:		
Start up expenses	$ 292	$ 328
Allowance for loan losses	1,942	1,750
Accrued expenses	170	199
Stock compensation plans	445	410
Total gross deferred tax assets	2,849	2,687
Deferred tax liabilities:		
Unrealized gain on AFS securities	(160)	(183)
Deferred loan costs	(82)	(78)
Prepaid expenses	(61)	(51)
Other	(69)	(20)
Total gross deferred tax liabilities	(372)	(332)
Net deferred tax asset	$ 2,477	$ 2,355

The realizability of deferred tax assets is dependent upon a variety of factors, including the generation of future taxable income, the existence of taxes paid and recoverable, the reversal of deferred tax liabilities and tax planning strategies. During 2012 and 2011, the Company sustained continued profitability, continued to pay taxes, and recognized deferred tax benefits. Based upon these and other factors, management believes it is more likely than not that the Company will realize the benefits of these remaining deferred tax assets. The net deferred tax asset is included in other assets on the consolidated balance sheet.

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income taxes as a result of the following (in thousands):

	2012	2011
Computed "expected" tax expense	$ 2,362	$ 1,886
Increase (decrease) in taxes resulting from:		
State taxes, net of federal income tax expense	370	322
Tax exempt income	(6)	(11)
Stock-based compensation	18	20
Meals and entertainment	6	7
Other	(3)	-
	$ 2,747	$ 2,224

The Company is subject to income taxes in the U.S. and various states. Tax regulations are subject to interpretation of the related tax laws and regulations and require significant judgment to apply. Corporate tax returns for the years 2008 through 2012 remain open to examination by taxing authorities.

NOTE 8. Leases

The Bank leases banking facilities under operating leases which expire at various dates through December 31, 2026. These leases do contain certain options to renew the leases. Rental expense amounted to $979 thousand and $618 thousand, respectively, annually, for the years ended December 31, 2012 and December 31, 2011.

The following is a schedule of future minimum lease payments (exclusive of payments for maintenance, insurance, taxes and any other costs associated with offices) for operating leases with initial or remaining terms in excess of one year from December 31, 2012 (in thousands):

Year ending December 31,	
2013	1,125
2014	1,049
2015	927
2016	839
2017	556
Thereafter	2,336
	$ 6,832

NOTE 9. Related-party Transactions

The Bank has made, and expects to continue to make, loans in the future to its directors and executive officers and their family members, and to firms, corporations, and other entities in which they and their family members maintain interests. All such loans require the prior approval of the Bank's board of directors. None of such loans at December 31, 2012 and 2011, respectively, were nonaccrual, past due, or restructured, and all of such loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company or the Bank and did not involve more than the normal risk of collectibility or present other unfavorable features.

The following table represents a summary of related-party loans during 2012 and 2011 (in thousands):

	2012	2011
Outstanding loans at beginning of the year	$ 37,568	$ 34,750
New Loans	5,359	7,139
Repayments	(5,207)	(4,321)
Retirement of a Director	(6,019)	-
Outstanding loans at end of the year	$ 31,701	$ 37,568

Two of our directors have acted as the Bank's counsel on several loan closings. During 2012 and 2011 the total cost of such work has been reimbursed by the respective loan customers and totals $307 thousand and $204 thousand respectively. Additionally, these directors have acted as legal counsel to the Bank on several matters. The total amount paid for legal fees, for non-loan related matters was approximately $42 thousand in 2012 and approximately $14 thousand in 2011.

The Company's or the Bank's commercial insurance policy, as well as other policies, has been placed with various insurance carriers by an insurance agency of which one of our directors is the president. Gross insurance premiums paid to carriers through this agency was approximately $126 thousand and $102 thousand in 2012 and 2011, respectively.

One of our directors, who provided appraisal services on several loan closings in 2011, stopped providing these services for the Bank in 2012. Although certain of these payments are reimbursed by our customer, the total amount paid for appraisal services 2011 was approximately $7 thousand.

One of the Company's directors is a principal in a company that the Bank rents office space from. The total amount paid for rent to this company for 2012 and 2011 was approximately $2 thousand, and $4 thousand, respectively.

One of the Company's directors is a principal in a company that the Bank has entered into a lease with for the rental of office space. No money was paid during 2011 as the contract was not in effect until 2012. In 2012, the total amount paid for rent was approximately $160 thousand.

Our audit committee or the disinterested directors have reviewed all transactions and relationships with directors and the businesses in which they maintain interests, have determined that each is on arm's-length terms, and have approved each such transaction and relationship.

NOTE 10. Earnings Per Share

The Company's calculation of earnings per share in accordance with ASC Topic 260, Earnings per Share, is as follows:

(In thousands except per share data)	For the Year Ended December 31, 2012	2011
Net income applicable to common stock	$ 4,200	$ 3,322
Weighted average number of common shares outstanding - basic	5,207	5,207
Basic earnings per share	$ 0.81	$ 0.64
Net income applicable to common stock	$ 4,200	$ 3,322
Weighted average number of common shares outstanding	5,207	5,207
Effect of dilutive options	8	7
Weighted average number of common shares outstanding- diluted	5,215	5,214
Diluted earnings per share	$ 0.81	$ 0.64

Non-qualified options to purchase 414,668 shares of common stock at a weighted average price of $11.50; and incentive stock options to purchase 90,000 shares of common stock at a weighted average price of $11.50 were not included in the computation of diluted earnings per share for the years ended December 31, 2012, and 2011, respectively, because they were anti-dilutive. Incentive stock options to purchase 97,900 shares of common stock at a weighted average price of $9.09 were included in the computation of diluted earnings per share for the years ended December 31, 2012, and December 31, 2011, respectively.

NOTE 11. Stockholders' Equity and Dividend Restrictions

Under its initial stock offering which closed in 2005, the Bank sold 4,798,594 shares of common stock at $9.09 per share. The stock offering resulted in net proceeds of $42,684,000.

In February 2012, the Company announced an intention to pay a quarterly cash dividend. During 2012, the Company declared four quarterly cash dividends of $0.06 per share and a special cash divdend of $0.24 per share, totaling $0.48 per share. These dividends were all paid in 2012, and were all paid from the retained earnings of the Company. During the fourth quarter of 2011, the Company declared a cash dividend of $0.40 per share. The cash dividend was paid on December 14,

2011 to all shareholders as of record date October 17, 2011. The cash dividend was paid from the retained earnings of the Company.

The decision to pay, as well as the timing and amount of any future dividends to be paid by the Company will be determined by the board of directors, giving consideration to the Company's earnings, capital needs, financial condition, and other relevant factors.

Under applicable New Jersey law, the Company is permitted to pay dividends on its capital stock if, following the payment of the dividend, it is able to pay its debts as they become due in the usual course of business, or its total assets are greater than its total liabilities. Further, it is the policy of the FRB that bank holding companies should pay dividends only out of current earnings and only if future retained earnings would be consistent with the holding company's capital, asset quality and financial condition.

Under the New Jersey Banking Act of 1948, as amended, the Bank may declare and pay dividends only if, after payment of the dividend, the capital stock of the Bank will be unimpaired and either the Bank will have a surplus of not less than 50% of its capital stock or the payment of the dividend will not reduce the Bank's surplus. The FDIC prohibits payment of cash dividends if, as a result, the Bank would be undercapitalized. The Bank is in compliance with all regulatory requirements related to cash dividends.

NOTE 12. Benefit Plans

2006 Stock Option Plan

During 2006, the Bank's stockholders approved the 2006 Stock Option Plan. At the time of the holding company reorganization, the 2006 Stock Option Plan was assumed by the Company. The plan allows directors and employees of the Company to purchase up to 239,984 shares of the Company's common stock. The option price per share is the market value of the Bank's stock on the date of grant. At December 31, 2012 and 2011, incentive stock options to purchase 210,900 shares have been issued to employees of the Bank.

During 2006, the Bank awarded 119,900 Incentive Stock Options (ISO) which vested over a 2 year period and ISO options which vested over a 3 year period. The per share weighted-average fair values of stock options granted during 2006, which vested over a 2 year period and a 3 year period, were $1.26 and $2.17, respectively, on the date of grant using the Black Scholes option-pricing model. The options which vested over a 2 year period used the following assumptions in determining the grant date fair value of the 2006 option grants: expected dividend yields of 0.00%, risk-free interest rates of 4.77%, expected volatility of 16.00%; and average expected lives of 2 years. The options which vested over a 3 year period used the following assumptions used in determining the grant date fair value of the 2006 option grants: expected dividend yields of 0.00%, risk-free interest rates of 4.77%, expected volatility of 22.00%; and average expected lives of 3.5 years.

During 2007, the Company awarded 91,000 Incentive Stock Options (ISO) which vest over a 5 year period. The per share weighted average fair values of ISO stock options granted during 2007 were $3.07 on the date of the grant using the Black Scholes option-pricing model. These options used the following assumptions in determining the grant date fair value of the 2007 option grants: expected dividend yield of 0.00%, risk-free interest rate of 3.28%, expected volatility of 21.69%, and average expected lives of 5.15 years.

A summary of stock option activity under the 2006 Stock Option Plan during 2012 and 2011 is presented below

	Number of Shares		Weighted Average Price per Share		Average Intrinsic Value (1)
Outstanding at December 31, 2010	187,900	$	10.24	$	211,464
Granted	-		-		
Forfeited	-	$	-		
Exercised	-		-		
Outstanding at December 31, 2011	187,900	$	10.24	$	10,769
Granted	-		-		
Forfeited	-		-		
Exercised	-		-		
Outstanding at December 31, 2012	187,900	$	10.24		
Exercisable at December 31, 2012	187,900	$	10.24	$	705,689

(1) The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had they exercised their options on December 31, 2012. This amount changes based on the changes in the market value in the Company's stock.

Information pertaining to options outstanding under the 2006 Stock Option Plan at December 31, 2012 is as follows:

Range of Exercise Prices	Number Of Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$9.09	97,900	3.92	$9.09
$11.50	90,000	5.00	$11.50
	187,900		

Under the 2006 Stock Option Plan, there were no unvested options at December 31, 2012, and nothing remains to be recognized in expense over the next year. There were no options related to the 2006 Stock Option Plan granted or exercised during 2012 or 2011.

2007 Director Plan
During 2007, the Bank's stockholders approved the 2007 Non-Qualified Stock Option Plan for Directors. At the time of the holding company reorganization, the 2007 Non-Qualified Stock Option Plan was assumed by the Company. This plan provides for 480,000 options to purchase shares of the Company's common stock to be issued to non-employee directors of the Company. At December 31, 2012 and 2011, non-qualified options to purchase 414,668 shares of the Company's stock were issued to non-employee directors of the Company.

During 2007, the Company awarded Non-Qualified Stock Options (NQO) to its Non-Employee Board members which vest over a 34 month period and NQO options which vest over a 5 year period. The per share weighted average fair values of NQO stock options granted during 2007, which vested over a 34 month period and a 5 year period, were $2.26 and $3.03, respectively, on the date of the grant using the Black Scholes option-pricing model. The options which vest over a 34 month period used the following assumptions in determining the grant date fair value of the 2007 option grants: expected dividend yield of 0.00%, risk-free interest rate of 4.05%, expected volatility of 14.33%, and average expected lives of 4.01 years. The options which vest over a 5 year period used the following assumptions in determining the grant date fair value of the 2007 option grants: expected dividend yield of 0.00%, risk-free interest rate of 3.28%, expected volatility of 21.69%, and average expected lives of 5.03 years.

A summary of the stock option activity during 2012 and 2011 is as follows:

	Number of Shares	Weighted Average Price per Share	Average Intrinsic Value (1)	Weighted Average Remaining Contractual Life (Years)
Outstanding at December 31, 2010	414,668	$ 11.50	$ -	6.81
Granted	-	-		
Forfeited	-	-		
Exercised	-	-		
Outstanding at December 31, 2011	414,668	$ 11.50	$ -	5.81
Granted	-	-		
Forfeited	-	-		
Exercised	-	-		
Outstanding at December 31, 2012	414,668	$ 11.50		
Exercisable at December 31, 2012	414,668		$ 1,036,670	4.81

(1) The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had they exercised their options on December 31, 2012 and 2011, respectively. This amount changes based on the changes in the market value in the Company's stock.

Under the 2007 Directors Stock Option Plan, there were no unvested options at December 31, 2012, and nothing remains to be recognized in expense over the next year. During 2012 and 2011, respectively, no Director Options were granted.

2011 Equity Incentive Plan
During 2011, the Bank's stockholders approved the 2011 Equity Incentive Plan. This plan provides for the issuance of up to 250,000 shares of the Company's common stock in respect of awards, which may be options, stock appreciation rights, restricted stock, restricted stock units or performance awards, to be issued to employees, directors, consultants or other service providers of the Company. Only options granted to employees may be granted as incentive stock options. The option price per share is the market value of the Bank's stock on the date of grant. At December 31, 2012, no awards had been issued through this plan.

Weighted Average Assuptions for options granted
The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2007 Stock Option Plan	2006 Stock Option Plan
Dividend yield	0.00%	0.00%
Expected life	4.50 years	2.44 years
Expected volatility	17.72%	17.75%
Risk-free interest rate	3.70%	4.77%

There were no options granted during 2012 and 2011, respectively.

The dividend yield assumption is based on the Company's expectation of dividend payouts. The expected life is based upon historical and expected exercise experience. The expected volatility is based on historical volatiltiy of a peer group over a similar period. The risk-free interest rates for periods within the contractual life of the awards is based upon the U.S. Treasury yield curve in effect at the time of the grant.

Defined Contribution Plan
The Company currently offers a 401(k) profit sharing plan covering all full-time employees, wherein employees can invest up to 15% of their pretax earnings, up to the legal limit. The Company matches a percentage of employee contributions at the board's discretion. The Company made a matching contribution of approximately $66 thousand and $56 thousand during 2012 and 2011, respectively.

NOTE 13. Regulatory Capital Requirements

The Company and the Bank are subject to various capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-wieghted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2012 and 2011, management believes that the Company and the Bank meet all capital adequacy requirements to which they are subject.

Further, the most recent FDIC notification categorized the Bank as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 2012 and 2011, respectively, compared to the FDIC minimum capital adequacy requirements and the FDIC requirements for classification as a well-capitalized institution (dollars in thousands):

	Bank actual		FDIC requirements Minimum Capital Adequacy		FDIC requirements For Classification As Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2012:						
Leverage (Tier 1) Capital	$53,436	9.63%	$22,189	4.00%	$27,737	5.00%
Risk-based capital:						
Tier 1	$53,436	12.07%	$17,716	4.00%	$26,573	6.00%
Total	$58,508	13.21%	$35,431	8.00%	$44,289	10.00%
December 31, 2011:						
Leverage (Tier 1) Capital	$51,592	11.37%	$18,153	4.00%	$22,691	5.00%
Risk-based capital:						
Tier 1	$51,592	14.01%	$14,728	4.00%	$22,092	6.00%
Total	$56,066	15.23%	$29,455	8.00%	$36,819	10.00%

The Company's capital amounts and ratios are similar to those of the Bank.

NOTE 14. Financial Instruments with Off-Balance Sheet Risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets.

The Bank uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance-sheet loans. Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Outstanding available loan commitments, primarily for commercial real estate, construction, and land development loans at December 31, 2012 totaled $67.6 million compared to $61.6 million at December 31, 2011.

Most of the Bank's lending activity is with customers located in Bergen County, New Jersey. At December 31, 2012 and 2011, the Bank had outstanding letters of credit to customers totaling $2.4 million and $1.7 million, respectively, whereby the Bank guarantees performance to a third party. These letters of credit generally have fixed expiration dates of one year or less. The fair value of these letters of credits is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements. At December 31, 2012 and 2011, such amounts were deemed not material.

NOTE 15. Financial Information of Parent Company

The parent company, Bancorp of New Jersey, Inc, was incorporated during November, 2006. The holding company reorganization with Bank of New Jersey was consummated on July 31, 2007. The following information represents the parent only Balance Sheets as of December 31, 2012 and 2011, respectively, the Statements of Income for the twelve months ended December 31, 2012 and December 31, 2011, and the Statements of Cash Flows for the twelve months ended December 31, 2012 and December 31, 2011 and should be read in conjunction with the notes to the consolidated financial statements.

Balance Sheet
(in thousands)

	December 31, 2012	December 31, 2011
Assets:		
Investment in subsidiary, net	$ 53,720	$ 51,906
Total assets	$ 53,720	$ 51,906
Liabilities and stockholders' equity:		
Stockholders' equity	$ 53,720	$ 51,906
	$ 53,720	$ 51,906

Statement of Income
Years ended December 31,
(in thousands)

	2012	2011
Equity in undistributed earnings of subsidiary bank	$ 4,200	$ 3,322
Net income	$ 4,200	$ 3,322

Statement of Cash Flow
Years ended December 31,
(in thousands)

	2012	2011
Cash flow from operating activities:		
Net Income	$ 4,200	$ 3,322
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed earnings of the subsidiary bank	(4,200)	(3,322)
Net cash provided by operating activities:	-	-
Cash flows from investing activites:		
Cash dividends received from subsidiary bank	2,499	2,083
Net cash used in financing activities	2,499	2,083
Cash flows from financing activities:		
Cash dividends paid	(2,499)	(2,083)
Net cash provided by financing activities	(2,499)	(2,083)
Net change in cash for the period	-	-
Net cash at beginning of year	-	-
Net cash at end of year	$ -	$ -

NOTE 16. Fair Value Measurement and Fair Value of Financial Instruments

Under ASC Topic 820, fair value measurements are not adjusted for transaction costs. ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below.

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective period end and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period end.

The three levels of the fair value hierarchy are as follows

- *Level 1 Inputs* - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- *Level 2 Inputs* - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.
- *Level 3 Inputs* - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

An asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2012 and December 31, 2011, respectively, are as follows (in thousands):

Description	December 31, 2012	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
Securities available for sale:				
U.S. Treasury obligations	$ 18,177	$ -	$ 18,177	$ -
Government Sponsored				
Enterprise obligations	70,303	-	70,303	-
Total securities available for sale	$ 88,480	$ -	$ 88,480	$ -

Description	December 31, 2011	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
Securities available for sale:				
U.S. Treasury obligations	$ 11,324	$ -	$ 11,324	$ -
Government Sponsored				
Enterprise obligations	45,321	-	45,321	-
Total securities available for sale	$ 56,645	$ -	$ 56,645	$ -

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2012 and December 31, 2011, repectively, are as follows (in thousands):

		(Level 1)	(Level 2)	(Level 3)
Description	December 31, 2012	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Impaired Loans	$ 1,982	$ -	$ -	$ 1,982
Total impaired loans	$ 1,982	$ -	$ -	$ 1,982

		(Level 1)	(Level 2)	(Level 3)
Description	December 31, 2011	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Impaired Loans	$ 1,480	$ -	$ -	$ 1,480
Total impaired loans	$ 1,480	$ -	$ -	$ 1,480

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has utilized Level 3 inputs to determine fair value (in thousands):

December 31, 2012	**Fair Value Estimate**	**Valuation Techniques**	**Unobservable Input**	**Range (Weighted Average)**
Impaired Loans	$ 1,982	Appraisal of Collateral (1)	Appriasal Adjustments (2)	0% - 36.0% (-23.6%)
			Liquidation Expenses (2)	0% - 43.0% (-20.4%)

(1) Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level 3 inputs which are not identifiable.

(2) Appriasals may be adjusted for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of liquidation expenses and other appriasal adjustments are presented as a percent of the appraisal.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's finanical instruments at December 31, 2012 and 2011:

Cash and Cash Equivalents (Carried at cost)

The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Securities

The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by obtaining market prices on nationally recognized securities exchanges (level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted prices. For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquiditiy and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management's best estimate is used. Management's best estimate consists of both internal and external support on certain Level 3 investments. Internal cash flow models using a present value formula that includes assumptions market participants would use along with indicative exit pricing obtained from broker/dealers (where available) were used to support fair values of certain Level 3 investments.

Restricted Investment in Bank Stock (Carried at Cost)

The carrying amount of restricted investment in bank stock approximates fair value, and considers the limited marketability of such securities.

Loans Receivable (Carried at Cost)

The fair value of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and the interest rate-risk inherent in the loans. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Generally, for variable rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying values.

Impaired loans

Impaired loans are those that are accounted for under ASC Sub-topic 310-40, *Troubled Debt Restructurings by Creditors*, in which the Company has measured impairment generally based on the fair value of the loan's collateral. Fair value is generally deteremined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements.

Accrued Interest Receivable and Payable (Carried at Cost)

The carrying amount of accrued interest receivable and accrued interest payable approximates fair value.

Other real estate owned

Other real estate owned assets are adjusted to fair value less estimated selling costs upon transfer of the loans to other real estate owned. Subsequently, other real estate owned assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. These assets are included as Level 3 fair values.

Deposits (Carried at Cost)

The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities of time deposits.

Fair value estimates and assumptions are set forth below for the Company's financial instruments at December 31, 2012 and 2011 (in thousands):

	December 31, 2012		(Level 1)	(Level 2)	(Level 3)
	Carrying amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Financial assets:					
Cash and cash equivalents	$ 31,078	$ 31,078	$ 31,078	$ -	$ -
Interest bearing time deposits	250	250	-	250	-
Securities available for sale	88,480	88,480	-	88,480	
Securities held to maturity	5,482	5,482	-	5,482	
Restricted investment in bank stock	669	669	-	669	-
Net loans	430,477	433,268	-	-	433,268
Accrued interest receivable	1,732	1,732	-	1,732	-
Financial liabilities:					
Deposits	515,735	514,744	207,826	306,918	-
Accrued interest payable	678	678	-	678	-

	December 31, 2011	
	Carrying amount	Estimated Fair Value
Financial assets:		
Cash and cash equivalents	$ 32,222	$ 32,222
Interest bearing time deposits	250	250
Securities available for sale	56,645	56,645
Securities held to maturity	4,787	4,787
Restricted investment in bank stock	549	549
Net loans	360,620	363,026
Accrued interest receivable	1,515	1,515
Financial liabilities:		
Deposits	416,163	414,445
Accrued interest payable	608	608

Limitation

The preceding fair value estimates were made at December 31, 2012 and 2011 based on pertinent market data and relevant information on the financial instrument. These estimates do not include any premium or discount that could result from an offer to sell at one time the Company's entire holdings of a particular financial instrument or category thereof. Since no market exists for a substantial portion of the Company's financial instruments, fair value estimates were necessarily based on judgments regarding future expected loss experience, current economic conditions, risk assessment of various financial instruments, and other factors. Given the innately subjective nature of these estimates, the uncertainties surrounding them and the matter of significant judgment that must be applied, these fair value estimates cannot be calculated with precision. Modifications in such assumptions could meaningfully alter these estimates.

Since these fair value approximations were made solely for on and off balance sheet financial instruments at December 31, 2012 and 2011, no attempt was made to estimate the value of anticipated future business.

Furthermore, certain tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into the estimates.

NOTE 17. Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company.

Three Months Ended
(in thousands, except per share data)

	December. 31	September. 30	June. 30	March. 31
2012				
Interest income	$ 6,110	$ 6,019	$ 5,848	$ 5,445
Interest expense	1,542	1,559	1,515	1,459
Net interest income	4,568	4,460	4,333	3,986
Provision for loan losses	313	260	330	295
Other expense, net	2,322	2,313	2,355	2,212
Provision for federal and state income taxes	766	745	654	582
Net income	$ 1,167	$ 1,142	$ 994	$ 897
Earnings per share:				
Basic	$ 0.23	$ 0.22	$ 0.19	$ 0.17
Diluted	$ 0.23	$ 0.22	$ 0.19	$ 0.17
2011				
Interest income	$ 5,281	$ 5,014	$ 4,899	$ 4,667
Interest expense	1,337	1,198	1,127	1,083
Net interest income	3,944	3,816	3,772	3,584
Provision for loan losses	285	300	212	386
Other expense, net	2,036	2,022	2,225	2,104
Provision for federal and state income taxes	652	593	523	456
Net income	$ 971	$ 901	$ 812	$ 638
Earnings per share:				
Basic	$ 0.19	$ 0.17	$ 0.16	$ 0.12
Diluted	$ 0.19	$ 0.17	$ 0.16	$ 0.12

NOTE 18. Recent Accounting Pronouncements

This section provides a summary description of recent accounting standards that have significant implications (elected or required) within the consolidated financial statements, or that management expects may have a significant impact on financial statements issued in the near future.

ASU 2013-02 (*Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*)

In February 2013, the FASB issued ASU No. 2013-02, *Comprehensive Income (Topic 220); Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.* The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this Update require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The Company does not expect this ASU to have a significant impact on its consolidated financial statements.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Bancorp of New Jersey, Inc.

We have audited the consolidated balance sheets of Bancorp of New Jersey, Inc. and subsidiary (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bancorp of New Jersey, Inc. and subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


ParenteBeard LLC

ParenteBeard LLC
Philadelphia, Pennsylvania
March 28, 2013

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and the notes thereto included in Part II, Item 8 of this report. When necessary, reclassifications have been made to prior years' data throughout the following discussion and analysis for purposes of comparability.

In addition to historical information, this discussion and analysis contains forward-looking statements. The forward-looking statements contained herein are subject to numerous assumptions, risks and uncertainties, all of which can change over time, and could cause actual results to differ materially from those projected in the forward-looking statements. We assume no duty to update forward-looking statements, except as may be required by applicable law or regulation. Important factors that might cause such a difference include, but are not limited to, those discussed in this section, and also include current economic conditions affecting the financial industry; changes in interest rates and shape of the yield curve; credit risk associated with our lending activities; risks relating to our market area, significant real estate collateral and the real estate market; operating, legal and regulatory risk; fiscal and monetary policy; economic, political and competitive forces affecting the Company's business; and that management's analysis of these risks and factors could be incorrect, and/or that the strategies developed to address them could be unsuccessful, as well as a variety of other matters, most, if not all of which, are beyond the Company's control. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of the report. The Company undertakes no obligation to publicly revise or update these forward-looking statements to reflect events and circumstances that arise after such date, except as may be required by applicable law or regulation.

OVERVIEW AND STRATEGY

Our bank charter was approved in April 2006 and the Bank opened for business on May 10, 2006. On July 31, 2007, the Company became the bank holding company of the Bank. On June 3, 2008, the Company's common stock was listed on the American Stock Exchange, now NYSE MKT LLC. We currently operate an eight branch network and have received FDIC and NJDOBI approval to open our ninth location. Our main office is located at 1365 Palisade Avenue, Fort Lee, NJ 07024 and our current seven additional offices are located at 204 Main Street, Fort Lee, NJ 07024, 401 Hackensack Avenue, Hackensack, NJ 07601, 458 West Street, Fort Lee, NJ 07024, 320 Haworth Avenue, Haworth, NJ 07641, 4 Park Street, Harrington Park, NJ 07640, and 104 Grand Avenue, Englewood, NJ 07631, 354 Palisade Avenue, Cliffside Park, NJ 07010. Our ninth location will be located at 585 Chestnut Ridge Road, Woodcliff Lake, NJ 07677 and is expected to open during the second quarter of 2013.

We conduct a traditional commercial banking business, accepting deposits from the general public, including individuals, businesses, non-profit organizations, and governmental units. We make commercial loans, consumer loans, and both residential and commercial real estate loans. In addition, we provide other customer services and make investments in securities, as permitted by law. We have sought to offer an alternative, community-oriented style of banking in an area that is dominated by larger, statewide and national financial institutions. Our focus remains on establishing and retaining customer relationships by offering a broad range of traditional financial services and products, competitively-priced and delivered in a responsive manner to small businesses, professionals and individuals in the local market. As a locally operated community bank, we believe we provide superior customer service that is highly personalized, efficient and responsive to local needs. To better serve our customers and expand our market reach, we provide for the delivery of certain financial products and services to local customers and a broader market through the use of mail, telephone, internet, and electronic banking. We endeavor to deliver these products and services with the care and professionalism expected of a community bank and with a special dedication to personalized customer service.

Our specific objectives are:

- To provide local businesses, professionals, and individuals with banking services responsive to and determined by the local market;
- Direct access to Bank management by members of the community, whether during or after business hours;
- To attract deposits and loans by competitive pricing; and

- To provide a reasonable return to shareholders on capital invested.

Critical Accounting Policies and Judgments

Our financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in Note 1 "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements included in Item 8 of this report. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variation and may significantly affect our reported results and financial position for the period or in future periods. Financial assets and liabilities required to be recorded at, or adjusted to reflect, fair value require the use of estimates, assumptions, and judgments. Assets carried at fair value inherently result in more financial statement volatility. Fair values and information used to record valuation adjustments for certain assets and liabilities are based on either quoted market prices or are provided by other independent third-party sources, when available. When such information is not available, management estimates valuation adjustments. Changes in underlying factors, assumptions, or estimates in any of these areas could have a material impact on our financial condition and results of operations.

Allowance for Loan Losses

The allowance for loan losses ("ALLL") represents our best estimate of losses known and inherent in our loan portfolio that are both probable and reasonable to estimate. In determining the amount of the ALLL, we consider the losses inherent in our loan portfolio and changes in the nature and volume of our loan activities, along with general economic and real estate market conditions. We utilize a segmented approach which identifies: (1) impaired loans for which specific reserves are established; (2) classified loans for which the general valuation allowance for the respective loan type is deemed to be inadequate; and (3) performing loans for which a general valuation allowance is established. We maintain a loan review system which provides for a systematic review of the loan portfolios and the identification of impaired loans. The review of residential real estate and home equity consumer loans, as well as other more complex loans, is triggered by identified evaluation factors, including delinquency status, size of loan, type of collateral and the financial condition of the borrower. Specific reserves are established for impaired loans based on a review of such information and/or appraisals of the underlying collateral. General reserves are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment.

Although specific and general reserves are established in accordance with management's best estimates, actual losses are dependent upon future events, and as such, further provisions for loan losses may be necessary in order to maintain the allowance for loan losses at an adequate level. For example, our evaluation of the allowance includes consideration of current economic conditions, and a change in economic conditions could reduce the ability of borrowers to make timely repayments of their loans. This could result in increased delinquencies and increased non-performing loans, and thus a need to make additional provisions for loan losses. Any provision reduces our net income. While the allowance is increased by the provision for loan losses, it is decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. A change in economic conditions could adversely affect the value of properties collateralizing real estate loans, resulting in increased charges against the allowance and reduced recoveries, and require additional provisions for loan losses. Furthermore, a change in the composition, or growth, of our loan portfolio could require additional provisions for loan losses.

At December 31, 2012 and 2011, respectively, we consider the ALLL of $5.1 million and $4.5 million adequate to absorb probable losses inherent in the loan portfolio. For further discussion, see "Provision for Loan Losses", "Loan Portfolio", "Loan Quality", and "Allowance for Loan Losses" sections below in this discussion and analysis, as well as Note 1-Summary of Significant Accounting Policies and Note 3-Loans and Allowance for Loan Losses in the Notes to Financial Statements included in Part II, Item 8 of this annual report.

Deferred Tax Assets

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the period in which the deferred tax asset or liability is expected to be settled or realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period in which the change occurs. Deferred tax assets are reduced, through a valuation allowance, if necessary, by the amount of such benefits that are not expected to be realized based on current available evidence.

Impairment of Assets

Loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to contractual terms of the loan agreement. The collection of all amounts due according to contractual terms means both the contractual interest and principal payments of a loan will be collected as scheduled in the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral-dependent. The fair value of collateral, which is discounted from the appraised value to estimate the selling price and costs, is used if a loan is collateral-dependent. At December 31, 2012 and 2011, the bank had sixteen and twelve impaired loans, respectively. All of these loans have been measured for impairment using various measurement methods, including fair value of collateral.

Periodically, we may need to assess whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. In any such instance, we would consider many factors including the severity and duration of the impairment, our intent to sell a debt security prior to recovery and/or whether it is more likely than not we will have to sell the debt security prior to recovery. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss in securities gains (losses). Unrealized losses at December 31, 2012 consisted of losses on twelve investments in government sponsored enterprise obligations, and two in U. S. Treasury Securities, which were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost basis of the investments. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2012. All of the investments with unrealized losses at December 31, 2012 were in a loss position for less than twelve months. At December 31, 2012 and 2011, respectively, we did not have any other-than-temporarily impaired securities.

RESULTS OF OPERATIONS - 2012 versus 2011

Our results of operations depend primarily on our net interest income, which is the difference between the interest earned on its interest-earning assets and the interest paid on interest-bearing liabilities, primarily deposits, which support our assets. Net interest margin is net interest income expressed as a percentage of average interest earning assets. Net income is also affected by the amount of non-interest income and non-interest expenses, the provision for loan losses and income tax expense.

NET INCOME

For the year ended December 31, 2012, net income increased by $878 thousand, to $4.2 million from $3.3 million for the year ended December 31, 2011. The increase in net income for the year ended December 31, 2012 compared to 2011 was driven by an increase in our net interest income. The increase in net interest income is reflective of the growth in interest-earning assets as well as management's focus on disciplined pricing of the deposit portfolio. The increase in net interest income more than offset the increases in non-interest expenses and income tax expense.

On a per share basis, basic and diluted earnings per share for the year ended December 31, 2012 were $0.81 as compared to basic and diluted earnings per share of $0.64 for the year ended December 31, 2011.

Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends upon the average volumes of interest-earning assets and interest bearing liabilities and the yield earned or the interest paid on them. For the year ended December 31, 2012, net interest income increased by $2.2 million, or 14.8%, to $17.3 million from $15.1 million for the year ended December 31, 2011. This increase in net interest income was primarily the result of an increase in average loans of $62.9 million, or 18.6%, during 2012, as compared to 2011, as well as a decrease in the cost of interest bearing liabilities, which decreased by 3 basis points for 2011.

Average Balance Sheets

The following table sets forth certain information relating to our average assets and liabilities for the years ended December 31, 2012, 2011 and 2010, respectively, and reflect the average yield on assets and average cost of liabilities for the periods indicated. Such yields are derived by dividing income or expense, on a tax-equivalent basis, by the average balance of assets or liabilities, respectively, for the periods shown. The taxable equivalent adjustment for 2012, 2011, and 2010 was $6, $3, and $2 thousand, respectively. Securities available for sale are reflected in the following table at amortized cost. Nonaccrual loans are included in the average loan balance. Amounts have been computed on a fully tax-equivalent basis, assuming a blended tax rate of 40% in 2012 and 2011, and 41% in 2010.

For the years ended December 31,
(dollars in thousands)

	2012			2011			2010		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
ASSETS:									
Interest-Earning Assets:									
Loans	$ 400,854	$ 21,566	5.38 %	$ 337,932	$ 18,903	5.59 %	$ 279,500	$ 16,233	5.81 %
Securities	82,524	1,788	2.17	42,600	912	2.14	30,719	729	2.37
Federal Funds Sold	2,673	8	0.30	2,260	6	0.27	3,577	12	0.34
Interest-earning cash accounts	30,251	66	0.22	20,483	43	0.21	18,324	39	0.21
Total Interest-earning Assets	516,302	23,428	4.54 %	403,275	19,864	4.93 %	332,120	17,013	5.12 %
Non-interest earning Assets	16,389			16,706			16,146		
Allowance for Loan Losses	(4,889)			(4,421)			(3,269)		
	$ 527,802			$ 415,560			$ 344,997		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Interest-Bearing Liabilities:									
Demand Deposits	$ 16,158	$ 38	0.24 %	$ 9,741	$ 27	0.28 %	$ 8,558	$ 23	0.27 %
Savings Deposits	8,259	41	0.50	7,011	29	0.41	4,753	18	0.38
Money Market Deposits	87,252	442	0.51	53,885	173	0.32	39,279	129	0.33
Time Deposits	303,128	5,554	1.83	248,529	4,513	1.82	207,723	4,166	2.01
Short Term Borrowings	3	-	-	222	3	1.35	-	-	-
Total Interest Bearing Liabilities	414,800	6,075	1.46 %	319,388	4,745	1.49 %	260,313	4,336	1.67 %
Non-Interest Bearing Liabilities:									
Demand Deposits	57,355			42,274			32,113		
Other Liabilities	2,117			2,332			1,799		
Total Non-Interest Bearing Liabilities	59,472			44,606			33,912		
Stockholders' Equity	53,530			51,566			50,772		
LIABILITIES AND STOCKHOLDERS' EQUITY:	$ 527,802			$ 415,560			$ 344,997		
Net Interest Income (Tax Equivalent Basis)		$ 17,353			$ 15,119			$ 12,677	
Tax Equivalent Basis adjustment		(6)			(3)			(2)	
Net Interest Income		$ 17,347			$ 15,116			$ 12,675	
Net Interest Rate Spread			3.08 %			3.44 %			3.45 %
Net Interest Margin			3.36 %			3.75 %			3.82 %
Ratio of Interest-Earning Assets to Interest-Bearing Liabilities	1.24			1.26			1.28		

Rate/Volume Analysis

The following table presents, by category, the major factors that contributed to the changes in net interest income on a tax equivalent basis for the years ended December 31, 2012 and 2011, respectively (in thousands):

	Year ended December 31, 2012 compared with 2011 Increase (Decrease) Due to Change in Average			Year ended December 31, 2011 compared with 2010 Increase (Decrease) Due to Change in Average		
	Volume	Rate	Net	Volume	Rate	Net
Interest income:						
Loans	$ 3,336	$ (673)	$ 2,663	$ 3,261	$ (591)	$ 2,670
Securities	860	13	873	247	(65)	182
Federal funds sold	1	1	2	(4)	(2)	(6)
Interest bearing deposits in banks	21	2	23	4	-	4
Total interest income	4,218	(657)	3,561	3,508	(658)	2,850
Interest expense:						
Demand deposits	14	(3)	11	3	1	4
Savings deposits	5	7	12	9	2	11
Money market deposits	137	132	269	48	(4)	44
Time deposits	1,016	25	1,041	669	(322)	347
Short-term borrowings	(3)	-	(3)	3	-	3
Total interest expense	1,169	161	1,330	732	(323)	409
Change in net interest income	$ 3,049	$ (818)	$ 2,231	$ 2,776	$ (335)	$ 2,441

PROVISION FOR LOAN LOSSES

The provision for loan losses represents our determination of the amount necessary to bring our allowance for loan losses to the level that we consider adequate to absorb probable losses inherent in our loan portfolio. See "Allowance for Loan Losses" for additional information about our allowance for loan losses and our methodology for determining the amount of the allowance. For the year ended December 31, 2012, the Company's provision for loan losses was $1.2 million, an increase of $15 thousand from the provision of $1.2 million for the year ended December 31, 2011. The overall credit quality of the loan portfolio and the stabilization of nonperforming loans is reflected in the provision basically staying flat for 2012 as compared to 2011.

NON-INTEREST INCOME

Non-interest income which consists primarily of service fees received from deposit accounts and gains on the sales of securities for the year ended December 31, 2012, was $415 thousand, an increase of $411 thousand from the $4 thousand received during the year ended December 31, 2011. The increase in non-interest income was primarily due to gains on the sales of securities of $243 thousand in 2012 and no corresponding gains in 2011, and the loss on the sale of OREO property in 2011 of $203 thousand compared to no such loss in 2012.

NON-INTEREST EXPENSES

Non-interest expenses for the year ended December 31, 2012 amounted to $9.6 million, an increase of $1.2 million or 14.6% over the $8.4 million for the year ended December 31, 2011. This increase was due in most part to increases in salaries and employee benefits, occupancy and equipment expense, data processing fees and legal fees of $615 thousand, $452 thousand, $129 thousand, and $72 thousand, respectively, offset somewhat by decreases in FDIC and state assessments and professional fees of $131 thousand and $94 thousand, respectively. Salaries and employee benefits, occupancy and equipment expenses, and data processing expenses increased in part due to the opening and operating of the Englewood branch in the third quarter of 2011 and the opening and operating of the Cliffside Park branch in the first quarter of 2012.

INCOME TAX EXPENSE

The income tax provision, which includes both federal and state taxes, for the years ended December 31, 2012 and 2011 was $2.7 million and $2.2 million, respectively. The increase in income tax expense during 2012 resulted from the increased pre-tax income in 2012. The effective tax rate for 2012 was 39.5% compared to 40.1% for 2011.

FINANCIAL CONDITION

Total consolidated assets increased $101.5 million, or 21.6%, from $469.8 million at December 31, 2011 to $571.4 million at December 31, 2012. Total loans increased from $365.2 million at December 31, 2011 to $435.7 million at December 31, 2012, an increase of $70.6 million or 19.3%. Total deposits increased from $416.2 million on December 31, 2011 to $515.7 million at December 31, 2012, an increase of $99.6 million, or 23.9%.

LOANS

Our loan portfolio is the primary component of our assets. Total loans, which exclude net deferred fees and costs and the allowance for loan losses, increased by 19.3% from $365.2 million at December 31, 2011, to $435.7 million at December 31, 2012. This growth in the loan portfolio continues to be primarily attributable to recommendations and referrals from members of our board of directors, our shareholders, our executive officers, and selective marketing by our management and staff. We believe that we will continue to have opportunities for loan growth within the Bergen County market of northern New Jersey, due in part, to future consolidation of banking institutions within our market, which we expect to see as a result of increased regulatory standards, market pressures, and the overall economy. We believe that it is not cost-efficient for large institutions, many of which are headquartered out of state, to provide the level of personal service to small business borrowers that these customers seek and that we intend to provide.

Our loan portfolio consists of commercial loans, real estate loans, consumer loans and credit lines. Commercial loans are made for the purpose of providing working capital, financing the purchase of equipment or inventory, as well as for other business purposes. Real estate loans consist of loans secured by commercial or residential real property and loans for the construction of commercial or residential property. Consumer loans including credit lines, are made for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being owned or being purchased.

Our loans are primarily to businesses and individuals located in Bergen County, New Jersey. We have not made loans to borrowers outside of the United States. We have not made any sub-prime loans. Commercial lending activities are focused primarily on lending to small business borrowers. We believe that our strategy of customer service, competitive rate structures, and selective marketing have enabled us to gain market entry to local loans. Furthermore, we believe that bank mergers and lending restrictions at larger financial institutions with which we compete have also contributed to the success of our efforts to attract borrowers. Additionally, during this current economic climate, our capital position and safety has also become important to potential borrowers.

The following table sets forth the classification of the Company's loans by major category as of December 31, 2012, 2011, 2010, 2009 and 2008, respectively (in thousands):

	December 31,				
	2012	2011	2010	2009	2008
Commercial real estate	$ 246,545	$ 186,187	$ 142,198	$ 121,504	$ 106,755
Residential mortgages	54,332	52,595	52,407	55,527	52,195
Commercial	64,900	57,464	46,073	36,036	33,205
Home equity	68,738	67,895	60,378	49,969	41,186
Consumer	1,214	1,019	1,047	895	1,505
Total Loans	$ 435,729	$ 365,160	$ 302,103	$ 263,931	$ 234,846

The following table sets forth the maturity of fixed and adjustable rate loans as of December 31, 2012 (in thousands):

	Within One Year	1 to 5 Years	After 5 Years	Total
Loans with Fixed Rate				
Commercial real estate	$ 19,370	$ 24,047	$ 187,879	$ 231,296
Residential mortgages	1,649	-	52,683	54,332
Commercial	11,028	2,886	7,570	21,484
Home equity	1,132	9,235	2,482	12,849
Consumer	295	782	137	1,214
Loans with Adjustable Rate				
Commercial real estate	$ 10,406	$ 4,843	$ -	$ 15,249
Residential mortgages	-	-	-	-
Commercial	41,840	551	1,025	43,416
Home equity	392	-	55,497	55,889
Consumer	-	-	-	-

LOAN QUALITY

As mentioned above, our principal assets are our loans. Inherent in the lending function is the risk of the borrower's inability to repay a loan under its existing terms. Risk elements include nonaccrual loans, past due and restructured loans, potential problem loans, loan concentrations, and other real estate owned.

Non-performing assets include loans that are not accruing interest (nonaccrual loans) as a result of principal or interest being in default for a period of 90 days or more and accruing loans that are 90 days past due, troubled debt restructuring loans and foreclosed assets. When a loan is classified as nonaccrual, interest accruals discontinue and all current year past due interest is reversed against loan interest income and any interest applicable to prior years, is reversed against the allowance for loan losses. Until the loan becomes current, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of such payments of interest. In the case of modified loans that meet the definition of a troubled debt restructuring loan ("TDR"), loan payments are applied as contractually agreed to in the TDR modification (ASC 310-40).

We attempt to manage overall credit risk through loan diversification and our loan underwriting and approval procedures. Due diligence begins at the time we begin to discuss the origination of a loan with a borrower.

Documentation, including a borrower's credit history, materials establishing the value and liquidity of potential collateral, the purpose of the loan, the source and timing of the repayment of the loan, and other factors are analyzed before a loan is submitted for approval. Loans made are also subject to periodic audit and review.

As of December 31, 2012 the Bank had fourteen nonaccrual loans totaling approximately $5.9 million, of which six loans totaling approximately $2.2 million had specific reserves of $327 thousand and eight loans totaling approximately $3.8 million had no specific reserve. If interest had been accrued on these non-accrual loans, the interest income would have been approximately $354 thousand and $310 thousand, respectively, for the years ended December 31, 2012 and 2011, respectively. Within its nonaccrual loans at December 31, 2012, the Bank had three residential mortgage loans, one commercial real estate mortgage loan, one home equity loan and one commercial loan that met the definition of a troubled debt restructuring ("TDR") loan. TDRs are loans where the contractual terms of the loan have been modified for a borrower experiencing financial difficulties. These modifications could include a reduction in the interest rate of the loan, payment extensions, forgiveness of principal or other actions to maximize collection. At December 31, 2012, two of these residential TDR loans had a cumulative balance of $629 thousand, had a specific reserve connected with them for $7 thousand and were not performing in accordance with their modified terms. The third residential loan classified as a TDR had an outstanding balance of $1.7 million, had no specific reserve and is not performing in accordance with its modified terms. The commercial real estate mortgage loan classified as a TDR had an outstanding balance of $746 thousand, had no specific reserve and is not performing in accordance with its modified terms. The home equity loan and the commercial loan, each classified as a TDR, had outstanding balances of $730 thousand and $275 thousand, respectively, had no specific reserves and are not performing in accordance with their modified terms.

As of December 31, 2011 the Bank had eleven nonaccrual loans totaling approximately $6.2 million, of which five loans totaling approximately $1.8 million had specific reserves of $327 thousand and six loans totaling approximately $4.4 million had no specific reserve. If interest had been accrued on these nonaccrual loans, the interest income would have been approximately $310 thousand for the year ended December 31, 2011. Within its nonaccrual loans at December 31, 2011, the Bank had three mortgage loans, two residential and one commercial mortgage that met the definition of a TDR. At December 31, 2011, one of these residential TDR loans had an outstanding balance of $490 thousand and a specific reserve of $12 thousand and was not performing in accordance with its modified terms. The second residential loan classified as a TDR had an outstanding balance of $310 thousand and a specific reserve of $105 thousand and was performing in accordance with its modified terms. The commercial mortgage had an outstanding balance of $398 thousand had no specific reserve and was also performing in accordance with its modified terms. At December 31, 2011 there were no loans past due more than 90 days and still accruing interest.

The following table sets forth certain information regarding the Company's nonaccrual loans, troubled debt restructured loans, accruing loans 90 days or more past due, and OREO as of December 31, 2012, 2011, 2010, 2009 and 2008:

	2012	2011	2010	2009	2008
Loans accounted for on a nonaccrual basis:					
Commercial real estate	$ 1,703	$ 1,733	$ 1,580	$ 780	$ -
Residential mortgages	2,509	2,487	554	2,789	2,017
Commercial	325	325	-	-	-
Home equity	1,408	1,253	25	389	-
Consumer	-	-	-	-	-
Total loans ninety days or more past due	5,945	5,798	2,159	3,958	2,017
Performing troubled debt restructured loans					
Commercial real estate	3,557	-	-	-	-
Residential mortgages	-	254	972	-	-
Commercial	-	-	-	-	-
Home equity	-	-	-	-	-
Consumer	-	-	-	-	-
Total nonperforming loans	9,502	6,052	3,131	3,958	2,017
Other real estate owned	-	-	1,938	-	-
Total nonperforming assets and performing troubledg debt restructured loans	$ 9,502	$ 6,052	$ 5,069	$ 3,958	$ 2,017

The Bank maintains an external independent loan review auditor. The loan review auditor performs periodic examinations of a sample of commercial loans after the Bank has extended credit. This review process is intended to identify adverse developments in individual credits, regardless of payment history. The loan review auditor also monitors the integrity of our credit risk rating system. The loan review auditor reports directly to the audit committee of our board of directors and provides the audit committee with reports on asset quality. The loan review audit reports may be presented to our board of directors by the audit committee for review, as appropriate.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses ("ALLL") represents our best estimate of losses known and inherent in our loan portfolio that are both probable and reasonable to estimate. In determining the amount of the ALLL, we consider the losses inherent in our loan portfolio and changes in the nature and volume of our loan activities, along with general economic and real estate market conditions. We utilize a segmented approach which identifies: (1) impaired loans for which specific reserves are established; (2) classified loans for which a higher allowance is established; and (3) performing loans for which a general valuation allowance is established. We maintain a loan review system which provides for a systematic review of the loan portfolios and the early identification of impaired loans. The review of residential real estate and home equity consumer loans, as well as other more complex loans, is triggered by identified evaluation factors, including delinquency status, size of loan, type of collateral and the financial condition of the borrower. Specific loan loss allowances are established for impaired loans based on a review of such information and/or appraisals of the underlying collateral. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment.

Although specific and general reserves are established in accordance with management's best estimates, actual losses are dependent upon future events, and as such, further provisions for loan losses may be necessary in order to maintain the allowance for loan losses at an adequate level. For example, our evaluation of the allowance includes consideration of current economic conditions, and a change in economic conditions could reduce the ability of borrowers to make timely repayments of their loans. This could result in increased delinquencies and increased non-performing loans, and thus a need to make additional provisions for loan losses. Any provision reduces our net income. While the allowance is increased by the provision for loan losses, it is decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. A change in economic conditions could adversely affect the value of properties collateralizing real estate loans, resulting in increased charges against the allowance and reduced recoveries, and require additional provisions for loan losses. Furthermore, a change in the composition, or growth, of our loan portfolio could require additional provisions for loan losses.

Our ALLL totaled $5.1 million, $4.5 million and $3.7 million respectively, at December 31, 2012, 2011, and 2010. The growth of the allowance is primarily due to the growth and composition of the loan portfolio.

The following is an analysis summary of the allowance for loan losses for the periods indicated (dollars in thousands):

	2012	2011	2010	2009	2008
Balance, January 1	$ 4,474	$ 3,749	$ 2,792	$ 2,371	$ 1,912
Charge-offs:					
Residential mortgages	(168)	(43)	(160)	-	-
Consumer loans	-	-	(219)	(4)	-
Home equity	(101)	(25)	-	-	-
Commercial	(340)	-	-	-	-
Commercial real estate	-	(394)	-	-	-
Recoveries:					
Commercial real estate	5	2	-	-	-
Commercial	4	-	-	-	-
Consumer loans	-	2	1	1	-
Net charge-offs	(600)	(458)	(378)	(3)	-
Provision charged to expense	1,198	1,183	1,335	424	459
Balance, December 31	$ 5,072	$ 4,474	$ 3,749	$ 2,792	$ 2,371
Ratio of net charge-offs to average Outstanding	0.15%	0.14%	0.14%	*	N/A

* Less than 0.01%

The following table sets forth, for each of the Company's major lending areas, the amount and percentage of the Company's allowance for loan losses attributable to such category, and the percentage of total loans represented by such category, as of the periods indicated :

Allocation of the Allowance for Loan Losses by Category
As of December 31,
(dollars in thousands)

	2012			2011		
	Amount	% of ALLL	% of Total Loans	Amount	% of ALLL	% of Total Loans
Balance applicable to:						
Real Estate	$ 3,472	68.46%	69.05%	$ 2,878	64.33%	65.39%
Commercial	1033	20.37%	14.89%	827	18.48%	15.74%
Home Equity	383	7.55%	15.78%	368	8.23%	18.59%
Consumer	24	0.47%	0.28%	21	0.47%	0.28%
Sub-total	4,912	96.85%	100.00%	4,094	91.51%	100.00%
Unallocated Reserves	160	3.15%		380	8.49%	
TOTAL	$ 5,072	100.00%		$ 4,474	100.00%	

	2010			2009			2008		
	Amount	% of ALLL	% of Total Loans	Amount	% of ALLL	% of Total Loans	Amount	% of ALLL	% of Total Loans
Balance applicable to:									
Real Estate	$ 2,328	62.10%	65.25%	$ 2,032	72.83%	80.92%	$ 1,774	74.82%	78.85%
Commercial	627	16.72%	23.37%	213	7.63%	8.48%	244	10.29%	10.84%
Home Equity	358	9.55%	10.72%	247	8.86%	9.92%	205	8.65%	9.11%
Consumer	22	0.59%	0.66%	17	0.61%	0.68%	27	1.14%	1.20%
Sub-total	3,335	88.96%	100.00%	2,509	89.93%	100.00%	2,250	94.90%	100.00%
Unallocated Reserves	414	11.04%		281	10.07%		121	5.10%	
TOTAL	$ 3,749	100.00%		$ 2,790	100.00%		$ 2,371	100.00%	

The provision for loan losses represents our determination of the amount necessary to bring the ALLL to a level that we consider adequate to provide for probable losses inherent in our loan portfolio as of the balance sheet date. We evaluate the adequacy of the ALLL by performing periodic, systematic reviews of the loan portfolio. While allocations are made to specific loans and pools of loans, the total allowance is available for any loan losses. Although the ALLL is our best estimate of the inherent loan losses as of the balance sheet date, the process of determining the adequacy of the ALLL is judgmental and subject to changes in external conditions. Accordingly, existing levels of the ALLL may ultimately prove inadequate to absorb actual loan losses. However, we have determined, and believe, that the ALLL is at a level adequate to absorb the probable loan losses in our loan portfolio as of the balance sheet dates.

INVESTMENT SECURITIES

In addition to our loan portfolio, we maintain an investment portfolio which is available to fund increased loan demand or deposit withdrawals and other liquidity needs, and which provides an additional source of interest income. During 2012 and 2011, the portfolio was composed of U.S. Treasury Securities, obligations of U.S. Government Agencies and obligations of states and political subdivisions.

Securities are classified as held to maturity, referred to as "HTM," trading, or available for sale, referred to as "AFS," at the time of purchase. Securities are classified as HTM if management intends and we have the ability to hold them to maturity. Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts. Securities which are bought and held principally for the purpose of selling them in the near term are classified as trading securities, which are carried at market value. Realized gains and losses, as well as gains and losses from marking trading securities to market value, are included in trading revenue. Securities not classified as HTM or trading securities are classified as AFS and are stated at fair value. Unrealized gains and losses on AFS securities are excluded from results of operations, and are reported as a component of accumulated other comprehensive income, which is included in stockholders' equity. Securities classified as AFS include securities that may be sold in response to changes in interest rates, changes in prepayment risks, the need to increase regulatory capital, or other similar requirements.

At December 31, 2012, total securities aggregated $94.0 million, of which $88.5 million were classified as AFS and $5.5 million were classified as HTM. The Bank had no securities classified as trading.

The following table sets forth the carrying value of the Company's security portfolio as of the December 31, 2012, 2011, and 2010, respectively (in thousands):

	2012		2011		2010	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for Sale						
Government Sponsored Enterprise obligations	$ 70,051	$ 70,303	$ 45,069	$ 45,321	$ 18,994	$ 18,899
U.S. Treasury obligations	17,985	18,177	11,079	11,324	9,029	9,024
Total available for sale	88,036	88,480	56,148	56,645	28,023	27,923
Held to Maturity						
Obligations of states and political subdivisions	5,482	5,482	4,787	4,787	3,728	3,724
Total held to maturity	5,482	5,482	4,787	4,787	3,728	3,724
Total Investment Securities	$ 93,518	$ 93,962	$ 60,935	$ 61,432	$ 31,751	$ 31,647

The following tables set forth as of December 31, 2012 and December 31, 2011, the maturity distribution of the Company's debt investment portfolio (in thousands):

Maturity of Debt Investment Securities
December 31, 2012

	Securities Held to Maturity		*Securities Available for Sale*		
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Weighted Average Yield (1)
1 year or less					
Obligations of states and political subdivisions	$ 5,482	$ 5,482	$ -	$ -	0.66%
U.S. Treasury obligations	-	-	1,001	1,005	1.19%
Government Sponsored Enterprise obligations	-	-	1,000	1,015	4.00%
	5,482	5,482	2,001	2,020	2.60%
After 1 year to 5 years					
U.S. Treasury obligations	-	-	5,008	5,194	1.80%
Government Sponsored Enterprise obligations	-	-	6,004	6,097	1.64%
	-	-	11,012	11,291	1.71%
After 5 years to 10 years					
U.S. Treasury obligations	-	-	11,976	11,978	1.28%
Government Sponsored Enterprise obligations	-	-	47,047	47,234	1.89%
	-	-	59,023	59,212	1.77%
After 10 years					
Government Sponsored Enterprise obligations	-	-	16,000	15,957	2.93%
	-	-	16,000	15,957	2.93%
Total	$ 5,482	$ 5,482	$ 88,036	$ 88,480	1.91%

Maturity of Debt Investment Securities
December 31, 2011

	Securities Held to Maturity		*Securities Available for Sale*		
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Weighted Average Yield (1)
1 year or less					
Obligations of states and political subdivisions	$ 4,787	$ 4,787	$ -	$ -	1.08%
U.S. Treasury obligations	-	-	2,002	2,006	0.57%
Government Sponsored Enterprise obligations	-	-	-	-	
	4,787	4,787	2,002	2,006	0.93%
After 1 year to 5 years					
U.S. Treasury obligations	-	-	6,015	6,248	1.70%
Government Sponsored Enterprise obligations	-	-	14,017	14,210	1.85%
	-	-	20,032	20,458	1.80%
After 5 years to 10 years					
U.S. Treasury obligations	-	-	3,062	3,071	1.43%
Government Sponsored Enterprise obligations	-	-	31,052	31,110	2.26%
	-	-	34,114	34,181	2.19%
Total	$ 4,787	$ 4,787	$ 56,148	$ 56,645	1.92%

(1) Yields have been computed on a fully tax-equivalent basis, assuming a blended tax rate of 41% in 2012 and 2011.

During 2012, the Company sold five securities from its available for sale portfolio. It recognized gains of approximately $252 thousand from two of the securities sold and a loss of approximately $9 thousand from the sale of three of the securities, resulting in net gains of approximately $243 thousand from the transactions. The Company did not sell any securities from its held to maturity portfolio in 2012. During 2011, the Company did not sell any securities from its available for sale or held to maturity portfolios.

DEPOSITS

Deposits are our primary source of funds. We experienced a growth of $99.6 million, or 23.9%, in deposits from $416.2 million at December 31, 2011 to $515.7 million at December 31, 2012. This increase consists of increases in interest-bearing demand accounts, time deposits, noninterest-bearing demand accounts, and savings accounts which increased $61.2 million, $21.4 million, $16.3 million and $736 thousand, respectively. We believe the overall increase in deposits reflects our competitive but disciplined rate structure and the public perception of our safety and soundness. During this interest rate environment, our deposit products have allowed the Bank to increase its overall deposits while still being able to reduce its overall cost of deposits. The increase is also attributable to the continued referrals of our board of directors, stockholders, management, and staff.

The following table sets forth the actual amount of various types of deposits for each of the periods indicated:

December 31,
(dollars in thousands)

	2012		2011		2010	
	Amount	Average Yield/Rate	Amount	Average Yield/Rate	Amount	Average Yield/Rate
Non-interest Bearing Demand	$ 65,910		$ 49,585		$ 33,244	-
Interest Bearing Demand	138,484	0.47%	77,330	0.36%	50,827	0.33%
Savings	8,862	0.50%	8,126	0.51%	6,112	0.46%
Time Deposits	302,479	1.83%	281,122	1.82%	228,238	1.82%
	$ 515,735		$ 416,163		$ 318,421	

The Company does not actively solicit short-term deposits of $100,000 or more because of the liquidity risks posed by such deposits. The following table summarizes the maturity of time deposits of denominations of $100,000 or more as of December 31, 2012 (in thousands):

Three months or less	$ 41,293
Over three months through 6 months	37,153
Over six months through twelve months	66,528
Over one year through three years	47,635
Over three years	60,847
	$ 253,456

RETURN ON EQUITY AND ASSETS

The following table summarizes our return on assets, or net income divided by average total assets, return on equity, or net income divided by average equity, equity to assets ratio, or average equity divided by average total assets and dividend payout ratio, or dividends declared per share divided by net income per share.

	At or for the year ended December 31,		
Selected Fiancial Ratios:	**2012**	**2011**	**2010**
Return on Average Assets (ROA)	0.80%	0.80%	0.62%
Return on Average Equity (ROE)	7.91%	6.44%	4.24%
Equity to Total Assets at Year-End	9.40%	11.05%	13.54%
Dividend Payout Ratio	59.26%	62.50%	80.49%

LIQUIDITY
Our liquidity is a measure of our ability to fund loans, withdrawals or maturities of deposits, and other cash outflows in a cost-effective manner. Our principal sources of funds are deposits, scheduled amortization and prepayments of loan principal, maturities of investment securities, and funds provided by operations. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flow and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. In addition, if warranted, we would be able to borrow funds.

Our total deposits equaled $515.7 million and $416.2 million, respectively, at December 31, 2012 and 2011. The growth in funds provided by deposit inflows during this period coupled with our cash position at the end of 2012 has been sufficient to provide for our loan demand.

Through the investment portfolio, we have generally sought to obtain a safe, yet slightly higher yield than would have been available to us as a net seller of overnight federal funds, while still maintaining liquidity. Through our investment portfolio, we also attempt to manage our maturity gap by seeking maturities of investments which coincide as closely as possible with maturities of deposits. Securities available for sale would also be available to provide liquidity for anticipated loan demand and liquidity needs.

Although we were a net seller of federal funds at December 31, 2012, we have a $12 million overnight line of credit facility available with First Tennessee Bank and a $10 million overnight line of credit with Atlantic Central Bankers Bank for the purchase of federal funds in the event that temporary liquidity needs arise. At December 31, 2012, the Bank had no borrowed funds outstanding. We are an approved member of the Federal Home Loan Bank of New York, or "FHLBNY." The FHLBNY relationship could provide additional sources of liquidity, if required.

We believe that our current sources of funds provide adequate liquidity for our current cash flow needs.

INTEREST RATE SENSITIVITY ANALYSIS
We manage our assets and liabilities with the objectives of evaluating the interest-rate risk included in certain balance sheet accounts; determining the level of risk appropriate given our business focus, operating environment, capital and liquidity requirements; establishing prudent asset concentration guidelines; and managing risk consistent with guidelines approved by our board of directors. We seek to reduce the vulnerability of our operations to changes in interest rates and to manage the ratio of interest-rate sensitive assets to interest-rate sensitive liabilities within specified maturities or re-pricing dates. Our actions in this regard are taken under the guidance of the asset/liability committee of our board of directors, or "ALCO." ALCO generally reviews our liquidity, cash flow needs, maturities of investments, deposits and borrowings, and current market conditions and interest rates.

One of the monitoring tools used by ALCO is an analysis of the extent to which assets and liabilities are interest rate sensitive and measures our interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or re-price within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising rates, a negative gap may result in the yield on assets increasing at a slower rate than the increase in the cost of interest-bearing liabilities, resulting in a decrease in net interest income. Conversely, during a period of falling interest rates, an institution with a negative gap would experience a re-pricing of its assets at a slower rate than its interest-bearing liabilities which, consequently, may result in its net interest income growing.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at the periods indicated which we anticipated, based upon certain assumptions, will re-price or mature in each of the future time periods presented. Except as noted, the amount of assets and liabilities which re-price or mature during a particular period were determined in accordance with the earlier of the term to re-pricing or the contractual terms of the asset or liability. Because we have no interest bearing liabilities with a maturity greater than five years, we believe that a static gap for the over five year time period reflects an accurate assessment of interest rate risk. Our loan maturity assumptions are based upon actual maturities within the loan portfolio. Equity securities have been included in "Other Assets" as they are not interest rate sensitive. At December 31, 2012, we were within the target gap range established by ALCO.

Cumulative Rate Sensitive Balance Sheet
December 31, 2012
(in thousands)

	0-3 Months	0-6 Months	0-1 Year	0-5 Years	All Others	TOTAL
Securities, excluding equity securities	$ 700	$ 2,720	$ 7,503	$ 18,794	$ 75,168	$ 93,962
Loans:						
Commercial	57,949	58,687	59,994	62,324	2,576	64,900
Real Estate	24,203	27,630	48,946	240,801	60,074	300,875
Home Equity	55,888	55,888	55,888	55,888	-	55,888
Consumer	933	1,277	1,427	11,447	2,619	14,066
Federal Funds sold and Interest-Bearing Deposits in Banks	30,563	30,563	30,563	30,563	-	30,563
Other Assets	-	-	-	-	11,120	11,120
TOTAL ASSETS	$ 170,236	$ 176,765	$ 204,321	$ 419,817	$ 151,557	$ 571,374
Transaction / Demand Accounts	$ 29,121	$ 29,121	$ 29,121	$ 29,121	$ -	$ 29,121
Money Market	109,363	109,363	109,363	109,363	-	109,363
Savings Deposits	8,862	8,862	8,862	8,862	-	8,862
Time Deposits	50,113	92,569	172,373	302,479	-	302,479
Other Liabilities	-	-	-	-	67,829	67,829
Equity	-	-	-	-	53,720	53,720
TOTAL LIABILITIES AND EQUITY	$ 197,459	$ 239,915	$ 319,719	$ 449,825	$ 121,549	$ 571,374
Dollar Gap	$ (27,223)	$ (63,150)	$ (115,398)	$ (30,008)		
Gap / Total Assets	-4.76%	-11.05%	-20.20%	-5.25%		
Target Gap Range	+/- 35.00%	+/- 30.00%	+/- 25.00%	+/- 25.00%		
RSA / RSL	86.21%	73.68%	63.91%	93.33%		

(Rate Sensitive Assets to Rate Sensitive Liabilities)

MARKET RISK

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest rate risk inherent in our lending and deposit taking activities. Thus, we actively monitor and manage our interest rate risk exposure.

Our profitability is affected by fluctuations in interest rates. A sudden and substantial increase or decrease in interest rates may adversely impact our earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. We monitor the impact of changing interest rates on our net interest income using several tools. One measure of our exposure to differential changes in interest rates between assets and liabilities is shown in our "Cumulative Rate Sensitive Balance Sheet" under the "Interest Rate Sensitivity Analysis" caption in this discussion and analysis. In the future, we may use additional analyses, including periodic "shock analysis" to evaluate the effect of interest rates upon our operations and our financial condition and to manage our exposure to interest rate risk.

Our primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on our net interest income and capital, while structuring our asset-liability structure to obtain the maximum yield-cost spread on that structure. We rely primarily on our asset-liability structure to control interest rate risk.

We continually evaluate interest rate risk management opportunities. During 2012, we believed that available hedging instruments were not cost-effective, and therefore, focused our efforts on our yield-cost spread through retail growth opportunities.

The following table discloses our financial instruments that are sensitive to change in interest rates, categorized by expected maturity at December 31, 2012. Market risk sensitive instruments are generally defined as on- and off- balance sheet financial instruments.

Expected Maturity/Principal Repayment
December 31, 2012
(Dollars in thousands)

	Avg. Int. Rate	2013	2014	2015	2016	2017	There-After	Total	Fair Value
Interest Rate Sensitive Assets:									
Loans..........	5.37%	$166,255	$29,000	$16,306	$52,009	$106,889	$65,270	$435,729	$438,340
Securities net of equity securities.....	2.16%	7,503	-	7,205	2,083	2,003	75,168	93,962	93,962
Fed Funds Sold...................	0.28%	461	–	–	–	–	–	461	463
Interest-earning Cash..................	0.22%	30,102	–	–	–	–	–	30,102	31,117
Interest Rate Sensitive Liabilities :									
Demand Deposits.......	0.24%	29,121	–	–	–	–	–	9,645	9,645
Savings Deposits.......	0.50%	8,862	–	–	–	–	–	8,126	8,126
Money Market Deposits.......	0.51%	109,363						67,685	67,685
Time Deposits.......	1.83%	$172,373	$35,811	$21,503	$51,947	$20,845	–	$302,479	$306,918

The Bank had no borrowed funds at December 31, 2012.

Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. The maturity of certain types of assets and liabilities may fluctuate in advance of changes in market rates, while maturity of other types of assets and liabilities may lag behind changes in market rates. In the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from the maturities assumed in calculating this table.

CAPITAL

A significant measure of the strength of a financial institution is its capital base. Our federal regulators have classified and defined our capital into the following components: (1) Tier 1 Capital, which includes tangible shareholders' equity for common stock and qualifying preferred stock, and (2) Tier 2 Capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt, and preferred stock which does not qualify for Tier 1 Capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require certain capital as a percent of our assets and certain off-balance sheet items, adjusted for predefined credit risk factors, referred to as "risk-adjusted assets."

We are required to maintain, at a minimum, Tier 1 Capital as a percentage of risk-adjusted assets of 4.0% and combined Tier 1 and Tier 2 Capital, or "Total Capital," as a percentage of risk-adjusted assets of 8.0%.

In addition to the risk-based guidelines, our regulators require that an institution which meets the regulator's highest performance and operation standards maintain a minimum leverage ratio (Tier 1 Capital as a percentage of tangible assets) of 3.0%. For those institutions with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be evaluated through the ongoing regulatory examination process. We are currently required to maintain a leverage ratio of 4.0%.

The following table summarizes the Bank's risk-based capital and leverage ratios at December 31, 2012 and 2011, as well as regulatory capital category definitions:

	December 31, 2012	December 31, 2011	Minimum Requirements to be "Adequately Capitalized"	Minimum Requirements to be "Well Capitalized"
Risk-Based Capital:				
Tier 1 Capital Ratio	12.07%	14.01%	4.00%	6.00%
Total Capital Ratio	13.21%	15.23%	8.00%	10.00%
Leverage Ratio	9.63%	11.37%	4.00%	5.00%

The capital levels detailed above represent the continued effect of our successful stock subscription, in combination with the profitability experienced during 2012 and 2011, respectively. As we continue to employ our capital and continue to grow our operations, we expect that our capital ratios will decrease, but that we will remain a "well-capitalized" institution.

The Bank's capital ratios as presented in the table above are similar to those of the Company.

CONTRACTUAL OBLIGATIONS

As of December 31, 2012, the Company had the following contractual obligations as provided in the table below (in thousands):

	Payment due by Period				
	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years	Total Amounts Committed
Minimum annual rental under non-cancelable operating leases	$ 1,125	$ 1,976	$ 1,395	$ 2,336	$ 6,832
Remaining contractual maturities of time deposits............................	172,373	57,314	72,792	-	302,479
Total Contractual Obligations	$ 173,498	$ 59,290	$ 74,187	$ 2,336	$ 309,311

Additionally, the Bank had certain commitments to extend credit to customers. A summary of commitments to extend credit at December 31, 2012 is provided as follows (in thousands):

Commercial real estate, construction, and land development secured by land........	$ 44,002
Home equities..	23,572
Standby letters of credit and other...........	2,370
	$ 69,944

OFF-BALANCE SHEET ARRANGEMENTS

The Bank's commitments to extend credit and letters of credit constitute financial instruments with off-balance sheet risk. See Note 15 of the notes to consolidated financial statements included in this report for additional discussion of "Off-Balance Sheet" items, which discussion is incorporated in this item by reference.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements of the Company and notes thereto, included in Part II, Item 8 of this annual report, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike most industrial companies, nearly all of the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

RECENTLY ISSUED ACCOUNTING STANDARDS

Refer to Note 18 of the Notes to Consolidated Financial Statements for discussion of recently issued accounting standards.

BUSINESS

General

The Company is a one-bank holding company incorporated under the laws of the State of New Jersey in November, 2006 to serve as a holding company for Bank of New Jersey, referred to as the "Bank." (Unless the context otherwise requires, all references to the "Company" in this annual report shall be deemed to refer also to the Bank). The Company was organized at the direction of the board of directors of the Bank for the purpose of acquiring all of the capital stock of the Bank. On July 31, 2007, the Company became the bank holding company of the Bank.

During the second quarter of 2009, the Bank formed BONJ-New York Corp. The New York subsidiary is engaged in the business of acquiring, managing and administering portions of Bank of New Jersey's investment and loan portfolios.

The Bank is a commercial bank formed under the laws of the State of New Jersey on May 10, 2006. The Bank operates from its main office at 1365 Palisade Avenue, Fort Lee, New Jersey, 07024, and its additional seven branch offices located at 204 Main Street, Fort Lee, New Jersey, 07024, 401 Hackensack Avenue, Hackensack, New Jersey, 07601, 458 West Street, Fort Lee, New Jersey, 07024, 320 Haworth Avenue, Haworth, New Jersey, 07641, 4 Park Street, Harrington Park, New Jersey, 07640, 104 Grand Avenue, Englewood, NJ 07631, and 354 Palisade Avenue, Cliffside Park, NJ 07010. A ninth location at 585 Chestnut Ridge Road, Woodcliff Lakes NJ 07677 has received approval from the New Jersey Department of Banking and Insurance, sometimes referred to as "NJDOBI", and the Federal Deposit Insurance Corporation, or "FDIC". The branch is expected to open in 2013.

The Company is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System, sometimes referred to as the "FRB." The Bank is supervised and regulated by the FDIC and the NJDOBI. The Bank's deposits are insured by the FDIC up to applicable limits. The operation of the Company and the Bank are subject to the supervision and regulation of the FRB, FDIC, and the NJDOBI. The principal executive offices of the Bank are located at 1365 Palisade Avenue, Fort Lee, NJ, 07024 and the telephone number is (201) 944-8600.

Business of the Company

The Company's primary business is ownership and supervision of the Bank. The Company, through the Bank, conducts a traditional commercial banking business, accepting deposits from the general public, including individuals, businesses, non-profit organizations, and governmental units. The Bank makes commercial loans, consumer loans, and both residential and commercial real estate loans. In addition, the Bank provides other customer services and makes investments in securities, as permitted by law. The Bank continues to offer an alternative, community-oriented style of banking in an area, which is presently dominated by larger, statewide and national institutions. Our goal remains to establish and retain customer relationships by offering a broad range of traditional financial services and products, competitively-priced and delivered in a responsive manner to small businesses, professionals, and individuals in the local market. As a locally owned and operated community bank, the Bank seeks to provide superior customer service that is highly personalized, efficient, and responsive to local needs. To better serve our customers and expand our market reach, we provide for the delivery of certain financial products and services to local customers and to a broader market through the use of mail, telephone, and internet banking. The Bank strives to deliver these products and services with the care and professionalism expected of a community bank and with a special dedication to personalized customer service.

The specific objectives of the Bank are:

- To provide local businesses, professionals, and individuals with banking services responsive to and determined by the local market;
- Direct access to Bank management by members of the community, whether during or after business hours;
- To attract deposits and loans by competitive pricing; and
- To provide a reasonable return to shareholders on capital invested.

Market Area

The principal market for deposit gathering and lending activities lies within Bergen County in New Jersey. The market is dominated by offices of large statewide and interstate banking institutions. The market area has a relatively large affluent base for our services and a diversified mix of commercial businesses and residential neighborhoods. In order to meet the demands of this market, the Company operates its main office in Fort Lee, New Jersey and six additional branch offices, two in Fort Lee, one in Hackensack, one in Haworth, one in Harrington Park, and one in Englewood, all in Bergen County, New Jersey.

Extended Hours
The Bank provides convenient full-service banking from 9:00 am to 5:00 pm weekdays and 9:00 am to 1:00 pm on Saturday in all offices except Hackensack, which has no Saturday hours and Palisade Avenue and Main Street, both in Fort Lee, which offer full service banking from 7:00 am to 7:00 pm weekdays and Saturday 9:00 am to 1:00 pm.

Competition
The banking business remains highly competitive and is increasingly more regulated. The profitability of the Company depends upon the Bank's ability to compete in its market area. The Bank continues to face considerable competition in its market area for deposits and loans from other depository institutions. The Bank faces competition in attracting and retaining deposit and loan customers, and with respect to the terms and conditions it offers on its deposit and loan products. Many of its competitors have greater financial resources, broader geographic markets, and greater name recognition, and are able to provide more services and finance wide-ranging advertising campaigns.

The Bank competes with local, regional, and national commercial banks, savings banks, and savings and loan associations. The Bank also competes with money market mutual funds, mortgage bankers, insurance companies, stock brokerage firms, regulated small loan companies, credit unions, and issuers of commercial paper and other securities.

Concentration
The Company is not dependent for deposits or exposed by loan concentrations to a single customer or a small group of customers the loss of any one or more of which would have a material adverse effect upon the financial condition of the Company. As a community bank however, our market area is concentrated in Bergen County, New Jersey, and 84.8% of our loan portfolio was collateralized by real estate, primarily in our market area, as of December 31, 2012.

Employees
At December 31, 2012, the Company employed fifty-six full-time equivalent employees. None of these employees are covered by a collective bargaining agreement. The Company believes its relations with employees to be good.

Supervision and Regulation

General

The Company and the Bank are each extensively regulated under both federal and state law. These laws restrict permissible activities and investments and require compliance with various consumer protection provisions applicable to lending, deposit, brokerage and fiduciary activities. They also impose capital adequacy requirements and condition the Company's ability to repurchase stock or to receive dividends from the Bank. The Company is also subject to comprehensive examination and supervision by the FRB and the Bank is also subject to comprehensive examination and supervision by NJDOBI and the FDIC. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of the Company and the Bank. This supervisory framework could materially impact the conduct and profitability of the Company's and Bank's activities.

To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Proposals to change the laws and regulations governing the banking industry are frequently raised at both the state and federal level. The likelihood and timing of any changes in these laws and regulations, and the impact such changes may have on the Company and the Bank, are difficult to ascertain. A change in applicable laws and regulations, or in the manner such laws or regulations are interpreted by regulatory agencies or courts, may have a material effect on our business, operations and earnings.

Bank Holding Company Act

The Company is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and is subject to regulation and supervision by the FRB. The BHCA requires the Company to secure the prior approval of the FRB before it owns or controls, directly or indirectly, more than five percent (5%) of the voting shares or substantially all of the assets of, any bank or thrift, or merges or consolidates with another bank or thrift holding company. Further, under the BHCA, the activities of the Company and any nonbank subsidiary are limited to those activities which the FRB determines to be so closely related to banking as to be a proper incident thereto, and prior approval of the FRB may be required before engaging in certain activities. In making such determinations, the FRB is required to weigh the expected benefits to the public such as greater convenience, increased competition and gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices.

The BHCA was substantially amended by the Gramm-Leach-Bliley Act ("GLBA"), which among other things permits a "financial holding company" to engage in a broader range of non-banking activities, and to engage on less restrictive terms in certain activities than were previously permitted. These expanded activities include securities underwriting and dealing, insurance underwriting and sales, and merchant banking activities. To become a financial holding company, the Company and the Bank must be "well capitalized" and "well managed" (as defined by federal law), and have at least a "satisfactory" Community Reinvestment Act ("CRA") rating. GLBA also imposes certain privacy requirements on all financial institutions and their treatment of consumer information. At this time, the Company has not elected to become a financial holding company, as we do not engage in any non-banking activities which would require us to be a financial holding company.

There are a number of restrictions imposed on the Company and the Bank by law and regulatory policy that are designed to minimize potential loss to the depositors of the Bank and the FDIC insurance funds in the event the Bank should become insolvent. For example, FRB policy requires a bank holding company to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. While the authority of the FRB to invoke this so-called "source of strength doctrine" has been called into question, the FRB maintains that it has the authority to apply the doctrine when circumstances warrant. The FRB also has the authority under the BHCA to require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary upon the FRB's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

Any capital loan by the Company to the Bank is subordinate in right of payment to deposits and certain other indebtedness of the Bank. In addition, in the event of the Company's bankruptcy, any commitment by the Company to a federal bank regulatory agency to maintain the capital of the Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

The Federal Deposit Insurance Act ("FDIA") provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as a subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC will have priority in payment ahead of unsecured, nondeposit creditors, including the Company, with respect to any extensions of credit they have made to such insured depository institution.

Supervision and Regulation of the Bank

The operations and investments of the Bank are also limited by federal and state statutes and regulations. The Bank is subject to the supervision and regulation by the NJDOBI and the FDIC. The Bank is also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types, amount and terms and conditions of loans that may be originated, and limits on the type of other activities in which the Bank may engage and the investments it may make. Under the GLBA, the Bank may engage in expanded activities (such as insurance sales and securities underwriting) through the formation of a "financial subsidiary." In order to be eligible to establish or acquire a financial subsidiary, the Bank must be "well capitalized" and "well managed" and may not have less than a "satisfactory" CRA rating. At this time, the Bank does not engage in any activity which would require it to maintain a financial subsidiary.

The Bank is also subject to federal laws that limit the amount of transactions between the Bank and its nonbank affiliates, including the Company. Under these provisions, transactions (such as a loan or investment) by the Bank with any nonbank affiliate are generally limited to 10% of the Bank's capital and surplus for all covered transactions with such affiliate or 20% of capital and surplus for all covered transactions with all affiliates. Any extensions of credit, with limited exceptions, must be secured by eligible collateral in specified amounts. The Bank is also prohibited from purchasing any "low quality" assets from an affiliate. The Dodd-Frank Act imposed additional requirements on transactions with affiliates, including an expansion of the definition of "covered transactions" and increasing the amount of time for which collateral requirements regarding covered transactions must be maintained. These additional requirements became effective on July 21, 2011.

Securities and Exchange Commission

The Company is also under the jurisdiction of the Securities and Exchange Commission ("SEC") for matters relating to the offering and sale of its securities and is subject to the SEC's rules and regulations relating to periodic reporting, reporting to shareholders, proxy solicitations, and insider-trading regulations.

Monetary Policy

The earnings of the Company are and will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The monetary policies of the FRB have a significant effect upon the operating results of commercial banks such as the Bank. The FRB has a major effect upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of, among other things, the discount rate on borrowings of member banks and the reserve requirements against member banks' deposits. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

Deposit Insurance

The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. Under the FDIC's risk-based assessment system in effect through March 31, 2011, insured institutions were assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depended upon the category to which it is assigned, and certain potential adjustments established by FDIC regulations, with less risky institutions paying lower assessments.

No institution may pay a dividend if in default of the federal deposit insurance assessment.

On November 12, 2009, the FDIC issued a rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The FDIC also adopted a uniform three basis point increase in assessment rates effective on January 1, 2011.

On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act changed the assessment base for federal deposit insurance from the amount of insured deposits held by the depository institution to the depository institution's average total consolidated assets less average tangible equity, eliminating the ceiling on the size of the deposit insurance fund ("DIF") and increasing the floor on the size of the DIF. The Dodd-Frank Act established a minimum designated reserve ratio ("DRR") of 1.35 percent of the estimated insured deposits, mandates the FDIC to adopt a restoration plan should the DRR fall below 1.35 percent, and provides dividends to the industry should the DRR exceed 1.50 percent.

On February 7, 2011, the Board of Directors of the FDIC approved a final rule on Assessments, Dividend Assessment Base and Large Bank Pricing (the "Final Rule"). The Final Rule implements the changes to the deposit insurance assessment system as mandated by the Dodd-Frank Act. The Final Rule became effective April 1, 2011.

The Final Rule changed the assessment base for insured depository institutions from adjusted domestic deposits to the average consolidated total assets during an assessment period less average tangible equity capital during that assessment period. Tangible equity is defined in the Final Rule as Tier 1 Capital and shall be calculated monthly, unless, like us, the insured depository institution has less than $1 billion in assets, then the insured depository institution will calculate the Tier 1 Capital on an end-of-quarter basis. Parents or holding companies of other insured depository institutions are required to report separately from their subsidiary depository institutions.

The Final Rule retains the unsecured debt adjustment, which lowers an insured depository institution's assessment rate for any unsecured debt on its balance sheet. In general, the unsecured debt adjustment in the Final Rule will be measured to the new assessment base and will be increased by 40 basis points. The Final Rule also contains a brokered deposit adjustment for assessments. The Final Rule provides an exemption to the brokered deposit adjustment to financial institutions that are "well capitalized" and have composite CAMEL ratings of 1 or 2. CAMEL ratings are confidential ratings used by the federal and state regulators for assessing the soundness of financial institutions. These ratings range from 1 to 5, with a rating of 1 being the highest rating.

The Final Rule also creates a new rate schedule that intends to provide more predictable assessment rates to financial institutions. The revenue under the new rate schedule will be approximately the same. Moreover, it indefinitely suspends the requirement that it pay dividends from the insurance fund when it reaches 1.5 percent of insured deposits, to increase the probability that the fund reserve ratio will reach a sufficient level to withstand a future crisis. In lieu of the dividend payments, the FDIC has adopted progressively lower assessment rate schedules that become effective when the reserve ratio exceeds 2 percent and 2.5 percent.

The Dodd-Frank Act made permanent the $250,000 limit for federal deposit insurance and increased the cash limit of Securities Investor Protection Corporation protection from $100,000 to $250,000 and provided unlimited federal deposit insurance until December 31, 2012 for noninterest-bearing demand transaction accounts at all insured depository institutions. The unlimited coverage for noninterest-bearing demand transaction accounts was not renewed.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. This payment is established quarterly and, during the four quarters ended December 31, 2012, averaged one basis point of assessable deposits.

The FDIC has authority to increase insurance assessments. A significant increase in insurance assessments would likely have an adverse effect on our operating expenses and results of operations. Management cannot predict what insurance assessment rates will be in the future.

Deposit insurance may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed the FDIC.

Dividend Restrictions
Under applicable New Jersey law, the Company is not permitted to pay dividends on its capital stock if, following the payment of the dividend, (1) it would be unable to pay its debts as they become due in the usual course of business or (2) its total assets would be less than its total liabilities. Further, it is the policy of the FRB that bank holding companies should pay dividends only out of current earnings and only if future retained earnings would be consistent with the Company's capital, asset quality and financial condition.

Since it has no significant independent sources of income, the ability of the Company to pay dividends is dependent on its ability to receive dividends from the Bank. Under the New Jersey Banking Act of 1948, as amended (the "Banking Act"), a bank may declare and pay cash dividends only if, after payment of the dividend, the capital stock of the bank will be unimpaired and either the bank will have a surplus of not less than 50% of its capital stock or the payment of the dividend will not reduce the bank's surplus. The FDIC prohibits payment of cash dividends if, as a result, the institution would be undercapitalized or the Bank is in default with respect to any assessment due to the FDIC. These restrictions do not materially influence the Company or the Bank's ability to pay dividends at this time.

Capital Adequacy Guidelines
The Dodd-Frank Act requires the Federal Reserve Board to apply consolidated capital requirements to a bank holding company that are no less stringent than those currently applied to depository institutions. Under these standards, trust preferred securities are excluded from Tier I capital unless such securities were issued prior to May 19, 2010 by a bank holding company with less than $15 billion in assets. The Dodd-Frank Act additionally requires capital requirements to be countercyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness.

The FRB and the FDIC have promulgated substantially similar risk-based capital guidelines applicable to banking organizations which they supervise. These guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks, to account for off balance sheet exposures, and to minimize disincentives for holding liquid assets. Under those guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

Bank assets are given risk-weights of 0%, 20%, 50%, and 100%. In addition, certain off-balance sheet items are assigned certain credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weighting will apply. Those computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for performing first mortgage loans fully secured by residential property, which carry a 50% risk-weighting. Most investment securities (including, primarily, general obligation claims of states or other political subdivisions of the United States) are assigned to the 20% category. Exceptions include municipal or state revenue bonds, which have a 50% risk-weighting, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weighting. In converting off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% risk-weighting. Transaction-related contingencies such as bid bonds, standby letters of credit backing non-financial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year), have a 50% risk-weighting. Short-term commercial letters of credit have a 20% risk-weighting, and certain short-term unconditionally cancelable commitments have a 0% risk weighting.

The minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least 4% of the total capital is required to be "Tier 1 Capital," consisting of shareholders' equity and qualifying preferred stock, less certain goodwill items and other intangible assets. The remainder, or "Tier 2 Capital," may consist of (a) the allowance for loan losses of up to 1.25% of risk-weighted assets, (b) excess of qualifying preferred stock, (c) hybrid capital instruments, (d) perpetual debt, (e) mandatory convertible securities, and (f) qualifying subordinated debt and intermediate-term preferred stock up to 50% of Tier 1 Capital. Total capital is the sum of Tier 1 Capital and Tier 2 Capital less reciprocal holdings of other banking organization's capital instruments, investments in unconsolidated subsidiaries, and any other deductions as determined by the FDIC. At December 31, 2012, the Bank's Tier 1 and Total Capital ratios were 12.07% and 13.21%, respectively.

In addition, the FRB and FDIC have established minimum leverage ratio requirements for banking organizations they supervise. For banks and bank holding companies that meet certain specified criteria, including having the highest regulatory rating and not experiencing significant growth or expansion, these requirements provide for a minimum leverage ratio of Tier 1 Capital to adjusted average quarterly assets equal to 3%. Other banks and bank holding companies generally are required to maintain a leverage ratio of 4-5%. At December 31, 2012, the Company's, and the Bank's, leverage ratio were 9.63% and 9.63%, respectively.

As an additional means to identify problems in the financial management of depository institutions, the FDIA requires federal bank regulatory agencies to establish certain non-capital safety and soundness standards for institutions for which they are the primary federal regulator. The standards relate generally to operations and management, asset quality, interest rate exposure and executive compensation. The agencies are authorized to take action against institutions that failed to meet such standards.

Prompt Corrective Action

In addition to the required minimum capital levels described above, Federal law establishes a system of "prompt corrective actions" which Federal banking agencies are required to take, and certain actions which they have discretion to take, based upon the capital category into which a Federally regulated depository institution falls. Regulations set forth detailed procedures and criteria for implementing prompt corrective action in the case of any institution which is not adequately capitalized. Under the rules, an institution will be deemed "well capitalized" or better if its leverage ratio exceeds 5%, its Tier 1 risk based capital ratio exceeds 6%, and if the Total risk based capital ratio exceeds 10%. An institution will be deemed to be "adequately capitalized" or better if it exceeds the minimum Federal regulatory capital requirements. However, it will be deemed "undercapitalized" if it fails to meet the minimum capital requirements; "significantly undercapitalized" if it has a total risk based capital ratio that is less than 6%, a Tier 1 risk based capital ratio that is less than 3%, or a leverage ratio that is less than 3%, and "critically undercapitalized" if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.

The prompt corrective action rules require an undercapitalized institution to file a written capital restoration plan, along with a performance guaranty by its holding company or a third party. In addition, an undercapitalized institution becomes subject to certain automatic restrictions including a prohibition on payment of dividends, a limitation on asset growth and expansion, in certain cases, a limitation on the payment of bonuses or raises to senior executive officers, and a prohibition on the payment of certain "management fees" to any "controlling person." Institutions that are classified as undercapitalized are also subject to certain additional supervisory actions, including: increased reporting burdens and regulatory monitoring; a limitation on the institution's ability to make acquisitions, open new branch offices, or engage in new lines of business; obligations to raise additional capital; restrictions on transactions with affiliates; and restrictions on interest rates paid by the institution on deposits. In certain cases, bank regulatory agencies may require replacement of senior executive officers or directors, or sale of the institution to a willing purchaser. If an institution is deemed to be "critically undercapitalized" and continues in that category for four quarters, the statute requires, with certain narrowly limited exceptions, that the institution be placed in receivership.

As of December 31, 2012, the Bank was classified as "well capitalized." This classification is primarily for the purpose of applying the federal prompt corrective action provisions and is not intended to be and should not be interpreted as a representation of overall financial condition or prospects of the Bank.

Community Reinvestment Act

The CRA requires that banks meet the credit needs of all of their assessment area (as established for these purposes in accordance with applicable regulations based principally on the location of branch offices), including those of low income areas and borrowers. The CRA also requires that the FDIC assess all financial institutions that it regulates to determine whether these institutions are meeting the credit needs of the community they serve. Under the CRA, institutions are assigned a rating of "outstanding," "satisfactory," "needs to improve" or "unsatisfactory". The Bank's record in meeting the requirements of the CRA is made publicly available and is taken into consideration in connection with any applications with Federal regulators to engage in certain activities, including approval of a branch or other deposit facility, mergers and acquisitions, office relocations, or expansions into non-banking activities. As of December 31, 2012, the bank maintains a "satisfactory" CRA rating.

USA Patriot Act

Under the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and "know your customer" standards in their dealings with foreign financial institutions and foreign customers. Under the USA PATRIOT Act, financial institutions must establish anti-money laundering programs meeting the minimum standards specified by the Act and implementing regulations. The USA PATRIOT Act also requires the Federal banking regulators to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing bank mergers and bank holding company acquisitions.

The Bank has implemented the required internal controls to ensure proper compliance with the USA PATRIOT Act.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 comprehensively revised the laws affecting corporate governance, auditing and accounting, executive compensation and corporate reporting for entities, such as the Company, with equity or debt securities registered under the Securities Exchange Act of 1934, as amended ("Exchange Act"). Among other things, Sarbanes-Oxley and its implementing regulations have established new membership requirements and additional responsibilities for our audit committee, imposed restrictions on the relationship between the Company and its outside auditors (including restrictions on the types of non-audit services our auditors may provide to us), imposed additional responsibilities for our external financial statements on our chief executive officer and chief financial officer, and expanded the disclosure requirements for our corporate insiders. The requirements are intended to allow stockholders to more easily and efficiently monitor the performance of companies and directors. The Company and its Board of Directors have, as appropriate, adopted or modified the Company's policies and practices in order to comply with these regulatory requirements and to enhance the Company's corporate governance practices.

Pursuant to Sarbanes-Oxley, the Company has adopted a Code of Conduct and Ethics applicable to its Board, executives and employees. This Code of Conduct can be found on the Company's website at www.bonj.net.

Dodd-Frank Act

The Dodd-Frank Act became law on July 21, 2010. The Dodd-Frank Act implements far-reaching changes across the financial regulatory landscape.

The Dodd-Frank Act creates the Bureau of Consumer Financial Protection ("Bureau"), which is an independent bureau within the Federal Reserve System with broad authority to regulate the consumer finance industry including regulated financial institutions such as us, and non-banks and others who are involved in the consumer finance industry. The Bureau has exclusive authority through rulemaking, orders, policy statements, guidance and enforcement actions to administer and enforce federal consumer finance laws, to oversee non federally regulated entities, and to impose its own regulations and pursue enforcement actions when it determines that a practice is unfair, deceptive or abusive ("UDA"). The federal consumer finance laws and all of the functions and responsibilities associated with them were transferred to the Bureau on July 21, 2011. While the Bureau has the exclusive power to interpret, administer and enforce federal consumer finance laws and UDA, the Dodd-Frank Act provides that the FDIC continues to have examination and enforcement powers over us relating to the matters within the jurisdiction of the Bureau because it has less than $10 billion in assets. The Dodd-Frank Act also gives state attorneys general the ability to enforce federal consumer protection laws.

The Dodd-Frank Act also:

- Applies the same leverage and risk-based capital requirements to most bank holding companies ("BHCs") that apply to insured depository institutions;
- Requires BHCs and banks to be both well-capitalized and well-managed in order to acquire banks located outside their home state and requires any BHC electing to be treated as a financial holding company to be both well-managed and well-capitalized;
- Changes the assessment base for federal deposit insurance from the amount of insured deposits held by the depository institution to the depository institution's average total consolidated assets less tangible equity, eliminates the ceiling on the size of the DIF and increases the floor of the size of the DIF;
- Makes permanent the $250,000 limit for federal deposit insurance and increases the cash limit of Securities Investor Protection Corporation protection from $100,000 to $250,000. Unlimited federal deposit insurance for noninterest-bearing demand transaction accounts at all insured depository institutions was terminated at December 31, 2012;
- Eliminates all remaining restrictions on interstate banking by authorizing national and state banks to establish de novo branches in any state that would permit a bank chartered in that state to open a branch at that location;

- Repeals Regulation Q, the federal prohibitions on the payment of interest on demand deposits thereby permitting depository institutions to pay interest on business transaction and other accounts;
- Enhances the requirements for certain transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of "covered transactions" and increasing the amount of time for which collateral requirements regarding covered transactions must be maintained;
- Expands insider transaction limitations through the strengthening of loan restrictions to insiders and the expansion of the types of transactions subject to the various limits, including derivative transactions, repurchase agreements, reverse repurchase agreements and securities lending or borrowing transactions. Restrictions are also placed on certain asset sales to and from an insider to an institution, including requirements that such sales be on market terms and, in certain circumstances, approved by the institution's board of directors; and
- Strengthens the previous limits on a depository institution's credit exposure to one borrower which limited a depository institution's ability to extend credit to one person (or group of related persons) in an amount exceeding certain thresholds. The Dodd-Frank Act expanded the scope of these restrictions to include credit exposure arising from derivative transactions, repurchase agreements, and securities lending and borrowing transactions.

While designed primarily to reform the financial regulatory system, the Dodd Frank Act also contains a number of corporate governance provisions that will affect public companies with securities registered under the Exchange Act. The Dodd-Frank Act requires the Securities and Exchange Commission to adopt rules which may affect our executive compensation policies and disclosure. It also exempts smaller issuers, such as us, from the requirement, originally enacted under Section 404(b) of the Sarbanes-Oxley Act of 2002, that our independent auditor also attest to and report on management's assessment of internal control over financial reporting.

Although a significant number of the rules and regulations mandated by the Dodd-Frank Act have been finalized, including rules regulating compensation of residential mortgage loan originators and mortgage loan servicing practices, and defining qualified mortgage loans, many of the new requirements called for have yet to be implemented and will likely be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various agencies, the full extent of the impact such requirements will have on financial institutions' operations is unclear. The Dodd-Frank Act could require us to make material expenditures, in particular personnel training costs and additional compliance expenses, or otherwise adversely affect our business, financial condition, results of operations or cash flow. It could also require us to change certain of our business practices, adversely affect our ability to pursue business opportunities that we might otherwise consider pursuing, cause business disruptions and/or have other impacts that are as of yet unknown to us. Failure to comply with these laws or regulations, even if inadvertent, could result in negative publicity, fines or additional expenses, any of which could have an adverse effect on our business, financial condition, results of operations, or cash flow.

Basel III Proposed Changes in Capital Requirements.
In December 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation ("Basel III"). Basel III requires bank holding companies and their bank subsidiaries to maintain more capital, with a greater emphasis on common equity. Implementation is presently scheduled to be phased in between 2013 and 2019, although it is possible that implementation may be delayed as a result of multiple factors including the current condition of the banking industry within the U.S. and abroad. Basel III also provides for a "countercyclical capital buffer," in the range of 0% to 2.5% when fully implemented.

On June 7, 2012, the U.S. banking agencies requested comment on the three proposed rules that, taken together, would establish an integrated regulatory capital framework implementing Basel III in the U.S. As proposed, U.S. implementation of Basel III would lead to significantly higher capital requirements and more restrictive leverage and liquidity ratios than those currently in place. Once adopted, these new capital requirements would be phased in over time. Comments to the proposed rules were requested by September 7, 2012 in order to begin the gradual integration of the proposed rules on January 1, 2013. U.S. banking agencies have delayed implementation of the proposed new rules as they continue to weigh views expressed during the comment period. The ultimate impact that the U.S. implementation of the new capital and liquidity standards would have on us is currently being reviewed. At this point, we cannot determine the ultimate effect that any final regulations, if enacted, would have upon our earnings or financial condition. In addition, important questions remain as to how the numerous capital and liquidity mandates of the Dodd-Frank Act will be integrated.

Federal Home Loan Bank Membership

The Bank is a member of the Federal Home Loan Bank of New York ("FHLBNY"). Each member of the FHLBNY is required to maintain a minimum investment in capital stock of the FHLBNY. The Board of Directors of the FHLBNY can increase the minimum investment requirements in the event it has concluded that additional capital is required to allow it to meet its own regulatory capital requirements. Any increase in the minimum investment requirements outside of specified ranges requires the approval of the Federal Housing Finance Agency. Because the extent of any obligation to increase our investment in the FHLBNY depends entirely upon the occurrence of a future event, potential payments to the FHLBNY is not determinable.

Additionally, in the event that the Bank fails, the right of the FHLBNY to seek repayment of funds loaned to the Bank shall take priority (a "super lien") over all other creditors.

Other Laws and Regulations

The Company and the Bank are subject to a variety of laws and regulations which are not limited to banking organizations. For example, in lending to commercial and consumer borrowers, and in owning and operating its own property, the Bank is subject to regulations and potential liabilities under state and federal environmental laws.

We are heavily regulated by regulatory agencies at the federal and state levels. We, like most of our competitors, have faced and expect to continue to face increased regulation and regulatory and political scrutiny, which creates significant uncertainty for us and the financial services industry in general.

Future Legislation and Regulation

Regulators have increased their focus on the regulation of the financial services industry in recent years. Proposals that could substantially intensify the regulation of the financial services industry have been and are expected to continue to be introduced in the U.S. Congress, in state legislatures and from applicable regulatory authorities. These proposals may change banking statutes and regulation and our operating environment in substantial and unpredictable ways. If enacted, these proposals could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any of these proposals will be enacted and, if enacted, the effect that it, or any implementing regulations, would have on our business, results of operations or financial condition.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The principal market in which the Company's common stock is traded is the NYSE MKT LLC exchange, formerly NYSE AMEX and the American Stock Exchange. The Company's common stock trades under the symbol "BKJ".

The following table sets forth the high and low sales prices for our common stock for each of the indicated periods.

	High	Low
Year Ended December 31, 2012		
Fourth quarter	$ 14.00	$ 10.00
Third quarter	10.95	9.16
Second quarter	9.81	9.05
First quarter	10.22	8.59
Year Ended December 31, 2011		
Fourth quarter	$ 11.00	$ 8.35
Third quarter	9.97	7.44
Second quarter	10.46	8.99
First quarter	11.35	9.50

Holders

As of March 18, 2013 there were approximately 1,178 shareholders of our common stock, which includes an estimate of shareholders who hold their shares in street name.

Dividends

In February 2012, the Company announced an intention to pay a quarterly cash dividend. Cash dividends of $0.06 per share were paid to shareholders on March 31, 2012, June 29, 2012, September 28, 2012 and December 20, 2012, and the Company currently expects that comparable quarterly cash dividends will continue to be paid in the future.

In addition, the Company also declared a special cash dividend of $0.24 per share to shareholders of record as of December 10, 2012 which was paid on December 20, 2012. This was a special dividend and was a non-recurring dividend. In September, 2011, the Company declared a special and non-recurring $0.40 cash dividend per share to shareholders of record as of October 17, 2011. This special cash dividend was paid on December 14, 2011.

Future dividends will be subject to approval by the board of directors. The decision to pay, as well as the timing and amount of any future dividends to be paid by the Company will be determined by the board of directors, giving consideration to the Company's earnings, capital needs, financial condition, and other relevant factors.

Under applicable New Jersey law, the Company is permitted to pay dividends on its capital stock if, following the payment of the dividend, it is able to pay its debts as they become due in the usual course of business, or its total assets are greater than its total liabilities. Further, it is the policy of the FRB that bank holding companies should pay dividends only out of current earnings and only if future retained earnings would be consistent with the holding company's capital, asset quality and financial condition.

Under the New Jersey Banking Act of 1948, as amended, the Bank may declare and pay dividends only if, after payment of the dividend, the capital stock of the Bank will be unimpaired and either the Bank will have a surplus of not less than 50% of its capital stock or the payment of the dividend will not reduce the Bank's surplus. The FDIC prohibits payment of cash dividends if, as a result, the Bank would be undercapitalized.

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes our equity compensation plan information as of December 31, 2012:

Plan Category	Number of shares of common stock to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of shares of common stock remaining available for future issuance under equity compensation plans
Equity Compensation Plans approved by security holders:			
2006 Stock Option Plan	187,900	$10.24	30,084
2007 Non-Qualified Stock Option Plan for Directors	414,668	$11.50	43,334
2011 Equity Incentive Plan	0	N/A	250,000
Equity compensation plans not approved by security holders	-	-	-
Total	602,568	$11.11	323,418

BANCORP OF NEW JERSEY, INC.

Directors and Executive Officers

Board of Directors

Albert F. Buzzetti
Chairman of the Board
and CEO,
Bank of New Jersey

Michael Bello
President,
Michael Bello Insurance
Agency

Jay Blau
President,
Imperial Sales & Sourcing, Inc.

Albert L. Buzzetti, Esq.
Managing Partner,
A. Buzzetti and Associates, LLC

Gerald A. Calabrese, Jr.
President,
Century 21 Calabrese Realty

Stephen Crevani
President, Aniero Concrete

John K. Daily
President and COO
C.A. Shea & Co.
Commercial Surety

Michael Lesler
Vice Chairman, President
and COO,
Bank of New Jersey

Anthony M. Lo Conte
President and CEO,
Anthony L and S, LLC
Shoe Import and Distribution

Carmelo Luppino, Jr.
Real Estate Developer

Rosario Luppino
Real Estate Developer

Josephine Mauro
Realtor and Owner,
Mauro Realty Company

Joel P. Paritz, CPA
President,
Paritz & Company, P.A.

Christopher M. Shaari, MD
Physician

Anthony Siniscalchi, CPA
Partner,
A. Uzzo & Co., CPAs, P.C.

Mark J. Sokolich, Esq.
Attorney at Law

Diane M. Spinner
Executive Vice President and
Chief Administrative Officer,
Bank of New Jersey

Executive Officers

Albert F. Buzzetti
Chairman of the Board and
Chief Executive Officer

Leo J. Faresich
Executive Vice President and
Chief Lending Officer

Michael Lesler
Vice Chairman, President and
Chief Operating Officer

Diane M. Spinner
Executive Vice President and
Chief Administrative Officer

Officers

Albert F. Buzzetti
Chairman and
Chief Executive Officer

Michael Lesler
Vice Chairman, President
and Chief Operating Officer

Leo J. Faresich
Executive Vice President
Chief Lending Officer

Diane M. Spinner
Executive Vice President and
Chief Administrative Officer

Richard A. Capone
Senior Vice President
Controller

Ronald M. Urtiaga
Senior Vice President
Commercial Lending

Stephanie A. Caggiano
Senior Vice President
Consumer Lending

Paul A. Meyer
Senior Vice President
Commercial Lending

Frank Greco
Senior Vice President
Commercial Lending

Rosemarie Yaverian
Vice President
Branch Manager

Anna Maria Alberga
Vice President
Branch Manager

Kory Buczynski
Vice President
Branch Manager

Allison Peterson
Vice President
Branch Manager

Tamara A. Francis
Vice President
Branch Manager

Jakia Sultana
Vice President
Branch Manager

Jamie Cariddi
Vice President
Branch Manager

Suzanne Wirth
Assistant Vice President
Branch Manager

Ryan Petrillo
Assistant Vice President
Branch Manager

Lidia Sofia
Vice President
Branch Manager

Cornelia Brummer
Vice President
Marketing Director

Alejandra Pazmino
Vice President
Business Development

Anthony Cozzitorto
Assistant Vice President
Lending Department

Kimberley Tapken
Assistant Vice President
Lending

Kinga Mikos
Assistant Vice President
Operations

Connie Caltabellatta
Corporate Secretary

Independent Auditors
ParenteBeard LLC
1200 Atwater Drive STE 4500
Malvern, PA 19355

Regulatory Counsel
Pepper Hamilton LLP
STE 400 – 301 Carnegie Center
Princeton, NJ 08543-5276

Common Stock Data
Common Stock is traded on
NYSE-Amex LLC Exchange
Under the symbol: **BKJ**

Registrar and Transfer Agent
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

Bank of New Jersey
Branch Offices

1365 Palisade Avenue
(MAIN OFFICE)
Fort Lee, N.J. 07024
(201) 944-8600

204 Main Street
Fort Lee, N.J. 07024
(201) 944-7200

458 West Street
Fort Lee, N.J. 07024
(201) 944-7222

401 Hackensack Avenue
Hackensack, N.J. 07601
(201) 968-0008

4 Park Street
Harrington Park, N.J. 07640
(201) 750-9970

320 Haworth Avenue
Haworth, N.J. 07641
(201) 387-9910

104 Engle Street
Englewood, N.J. 07630
(201) 227-0160

354 Palisade Avenue
Cliffside Park, N.J. 07010
(201) 313-0025

585 Chestnut Ridge Road
Woodcliff Lake, N.J. 07677
(201) 505-9500

Bancorp of New Jersey, Inc.